02037994

OMB APPROVAL
OMB Number: 3235-0518
Expires: March 31, 2005
Estimated average burden hours per response. . . 2.0

RECD S.E.C.
MAY 30 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

PROCESSED
JUN 05 2002
P THOMSON FINANCIAL

Securities Act Rule 801 (Rights Offering) ☑
Securities Act Rule 802 (Exchange Offer) ☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

ScanWafer ASA

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Norway

(Jurisdiction of Subject Company's Incorporation or Organization)

ScanWafer ASA

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CT CORPORATION SYSTEM
111 8th Avenue, 13th Floor
New York, NY 10011
(212) 894-8940

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 29, 2002

(Date Tender Offer/Rights Offering Commenced)

Part I – Home Jurisdiction Documents

The following disclosure documents are being distributed to holders of ScanWafer ASA ordinary shares in Norway and are also being disseminated to U.S. security holders:

(1) ScanWafer Rights Offering Prospectus

These documents are enclosed herein.

Part II – Information Not Required to be Sent to Security Holders

Not applicable.

Part III – Consent to Service of Process

Copies of a Form F-X are being filed concurrently with this Form CB.

Part IV – Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Viktor E. Jakobsen

May 24, 2002

Prospectus

ScanWafer

Rights Offering of up to 244,517 new shares,
each with a par value of NOK 10

Subscription price: NOK 175 per share

Subscription period:

29 May – 11 June 2002, both dates inclusive

Managed by

ORKLA ENSKILDA SECURITIES

22 May 2002

000004

All equity investments involve elements of risk. You should carefully consider the risk factors and the other information contained in this document before you decide to invest. Some of the risk factors are set out in Section 5 - Risk Factors.

This Prospectus has been prepared in connection with an offer from ScanWafer ASA to its shareholders to subscribe for new shares in ScanWafer ASA (the "Rights Offering"), subject to the conditions and limitations set out in this Prospectus.

This Prospectus has been prepared in accordance with section 5-1 of the Norwegian Securities Trading Act of 19 June 1997 No 79 (the "Securities Trading Act"). The contents of the Prospectus have not been approved by any stock exchange or other public authority. In accordance with section 5-8 of the Securities Trading Act, the Prospectus has been registered with the Norwegian Register of Business Enterprises.

Shareholders must rely upon their own examination of this Prospectus and should study this Prospectus carefully. Shareholders should not construe the contents of this Prospectus as legal, accounting or tax advice, or as information necessarily applicable to each shareholder's particular situation. Each shareholder should consult his own advisers for independent advice so that a balanced judgement can be made of the Rights Offering and all that is discussed and described in this Prospectus. Each shareholder should also consult with its own advisers as to the legal, tax and other implications of the Rights Offering.

The Prospectus includes forward-looking statements regarding ScanWafer, including projections and expectations, which involve risk and uncertainty. Such statements are included without any guarantee as to their future realisation. Although ScanWafer believes that the expectations regarding the Company and its business reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such projections will be fulfilled. Any such forward-looking statement must be considered along with knowledge that actual events or results may vary materially from such predictions due to, among other things, political, economic, financial or legal changes in the markets in which ScanWafer does business, and competitive developments or risks inherent to ScanWafer's business plans. Many of these factors are beyond ScanWafer's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements.

No person other than ScanWafer and the Manager has been authorised or is entitled to provide any information or make any representations on behalf of ScanWafer regarding the Rights Offering other than included in this Prospectus. If any such information or representation is provided or made by any party other than ScanWafer or the Manager, such information or representation, as the case may be, should not be relied upon as having been provided or made by or on behalf of ScanWafer.

Neither the issue and distribution of this Prospectus nor any acceptance of the Rights Offering New Shares offered hereby shall create an implication that the information included herein continues to be correct and complete at any date beyond the date of this Prospectus.

There may occur changes in matters which affect ScanWafer subsequent to the date of this Prospectus. Any material circumstance or any material inaccuracy that may be of significance to an evaluation of the Rights Offering that occurs or is discovered between the date of the publication of this Prospectus and the end of the Subscription Period will be disclosed in a supplement hereto.

The Prospectus has been produced in the English language only.

The Rights Offering and all acceptances of the Rights Offering are subject to Norwegian law. Any dispute arising in respect of the Rights Offering will be subject to Norwegian law and the exclusive jurisdiction of the courts of Norway.

Copies of this Prospectus are available free of charge at the offices of Orkla Enskilda Securities ASA. The annual report for ScanWafer for 2001, the financial results for the first quarter of 2002 and the memoranda and articles of association of ScanWafer, copies of which are appended to this Prospectus, are deemed to be part of this Prospectus.

Orkla Enskilda Securities ASA has the following address:

Orkla Enskilda Securities ASA
Tordenskioldsgate 8/10, 7. etg.
P.O. Box 1363 Vika
0113 Oslo
Norway

Unless otherwise indicated, the source of the information in this Prospectus is the Company's Board of Directors or management.

RESTRICTIONS

General

The distribution of this Prospectus, any separate summary documentation regarding the Rights Offering, and the making of the Rights Offering may, in certain jurisdictions, be restricted by law. Therefore, persons obtaining this Prospectus or into whose possession this Prospectus otherwise comes, are required to, and should, inform themselves of and observe all such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. ScanWafer, Bugge, Arentz-Hansen & Rasmussen or Orkla Enskilda Securities ASA do not accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction. By accepting the Rights Offering, the relevant Shareholder shall be deemed to have warranted that the acceptance is in accordance with all relevant laws and regulations. ScanWafer may disregard any acceptance of the Rights Offering which, in its reasonable opinion, is in breach of applicable laws and regulations.

United States of America

The Subscription Rights and the Rights Offering New Shares are being offered to holders resident in the United States pursuant to the exemption from registration provided by Rule 801 under the U.S. Securities Act 1933, as amended (the "U.S. Securities Act"). Subscription Rights, by their terms, are non-transferable. The Rights Offering New Shares may not be offered or sold in the United States except pursuant to an exemption from the U.S. Securities Act or in a transaction not subject to the registration requirements of the U.S. Securities Act. In particular, the Rights Offering New Shares will be "restricted securities" within the meaning of the rules and regulations promulgated under the U.S. Securities Act to the same extent and proportion that the existing shares held by a shareholder as of the Record Date for the Rights Offering are "restricted securities". ScanWafer, Orkla Enskilda Securities or Bugge, Arentz-Hansen & Rasmussen make no representation as to the availability of the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144 under the U.S. Securities Act for the resale of any Rights Offering New Shares in the United States.

U.S. holders should also note the following:

This Rights Offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

United Kingdom

This Prospectus is not a prospectus for purposes of the UK Public Offer of Securities Regulations 1995 and, accordingly, the Rights Offering New Shares must not be offered or sold, and this Prospectus must not be sent, to persons in the United Kingdom except for persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted in and will not result in an offer to the public in the United Kingdom within the meaning of the UK Public Offer of Securities Regulations 1995.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons being referred to as "relevant persons"). The Subscription Rights and the Rights Offering New Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Subscription Rights or the Rights Offering New Shares will be engaged in only with, relevant persons. Any Person who is not a relevant person should not act or rely on this document or any of its contents.

Table of contents

Responsibility Statements

Statement by the Board of Directors

This Prospectus has been prepared to provide information in connection with the Rights Offering. The members of the Board of Directors of ScanWafer ASA acknowledge responsibility for the information contained in this Prospectus and confirm that, to the best of their knowledge, the information contained in this Prospectus is in accordance with the facts and contains no omissions likely to affect the import of the Prospectus. Market conditions and future prospects have been appraised on the basis of best judgement.

Oslo, 22 May 2002

The Board of Directors of ScanWafer ASA

Ivar Sigurd Eide	Reidar Langmo	John Fenger	Rune Jacobsen
Viktor E. Jakobsen	Jahn-Ketil Rosenlund	Arthur Spector	

Statement by the Manager

The Manager of the Rights Offering is Orkla Enskilda Securities ASA. The Prospectus has been prepared by Orkla Enskilda Securities ASA in co-operation with the Board of Directors and the management of ScanWafer ASA, on the basis of information provided by ScanWafer ASA including annual and quarterly reports, conversations with the Company's directors and management, as well as external sources of information. In a separate undertaking the Board of Directors of ScanWafer ASA has confirmed the completeness and correctness of the information submitted to Orkla Enskilda Securities ASA in connection with the preparation of the Prospectus.

Orkla Enskilda Securities ASA has endeavoured to provide as correct a presentation as possible for an evaluation of the shares in ScanWafer ASA in connection with the Rights Offering. The Manager cannot, however, accept any legal and/or commercial and/or financial liability for the completeness and/or accuracy of this Prospectus.

At 22 May 2002 Orkla Enskilda Securities ASA or employees and companies controlled by Orkla Enskilda Securities ASA's held no shares in ScanWafer ASA.

Oslo, 22 May 2002

Orkla Enskilda Securities ASA

Statement by the Company's Legal counsel

As Norwegian legal advisor to ScanWafer ASA, we have reviewed originals or copies of the company's Certificate of Registration, Articles of Association and the minutes of an extraordinary shareholders meeting of ScanWafer ASA on 22 May 2002, all of which we have assumed to be correct and complete in all respects. Further, we have made such other investigations as we have deemed necessary for the purpose of this statement.

In our opinion, the capital increase in connection with the Rights Offering, as described in this Prospectus, has been duly adopted by the competent body of ScanWafer ASA.

Oslo, 22 May 2002

Bugge, Arentz-Hansen & Rasmussen
Advokatfirma

Definitions*

In this document the following terms shall have the following meaning, unless otherwise indicated by the context:

Board	- The Board of Directors of ScanWafer ASA
Company	- ScanWafer ASA
Management	- The senior management of ScanWafer ASA
Manager	- Orkla Enskilda Securities ASA
NOK	- Norwegian kroner, the legal currency of Norway
Orkla Enskilda Securities	- Orkla Enskilda Securities ASA
Public Limited Companies Act	- The Norwegian Public Limited Companies Act of 13 June 1997 no. 45
Prospectus	- This prospectus prepared in connection with the Rights Offering
Record Date	- 22 May 2002
Rights Offering	- The offering of Rights Offering New Shares to existing shareholders as per the Record Date, as further set out in this Prospectus
Rights Offering New Shares	- New Shares in the Company to be issued pursuant to the Rights Offering
Shares	- Shares in ScanWafer of par value NOK 10 each
Subscription Form	- Form for subscription of Rights Offering New Shares under the Rights Offering
Subscription Period	- 29 May 2002 to 11 June 2002 at 16:00 hrs (Oslo time) (Both dates inclusive)
Subscription Price	- NOK 175 per Rights Offering New Share.
Subscription Rights	- Preferential subscription rights to be issued to shareholders of ScanWafer as per the Record Date to subscribe for Rights Offering New Shares
ScanWafer	- ScanWafer ASA
VPS	- The Norwegian Central Securities Depository, Verdipapirsentralen or VPS
VPS account	- An account with the VPS for the registration of holdings of securities

* These definitions also apply to the pages preceding this section.

Glossary

Block production	-	Cutting of blocks from a multicrystalline ingot.
Crystallisation	-	A process in which solar grade silicon is first melted down in a quartz mould (a crucible). The molten silicon then slowly crystallises from the bottom upward by controlled cooling process. The number of crystals formed is limited and they form vertically from the bottom of the quartz mould throughout the whole hardening process.
Ingot	-	An ingot is the product from the crystallisation. A multicrystalline silicon ingot is a solid rectangular unit that weighs 200-275 kilos. A single crystalline silicon ingot is a solid cylindrical unit.
Micron	-	One thousand of a millimeter
MW	-	One million watt (megawatt)
PV	-	Photovoltaic. The photovoltaic effect is the electric potential that develops when light is absorbed in a semi-conductor (a solar cell, for example)
ScanWafer Glomfjord	-	ScanWafer's first plants in Glomfjord, including the new plant that was opened in 2001.
ScanWafer Herøya	-	ScanWafer's planned plant at Herøya, for which ground work started in March/April 2002.
Slicing	-	One or more blocks from an ingot that are wirecut into wafers
Solar grade silicon	-	Silicon of the purity and quality required for use as a raw material in wafer production. Solar grade silicon is not as pure as the silicon used in production of computer chips, but is far purer than the metallurgic silicon used in production of aluminium, chemicals and steel
Wafer (or silicon wafer)	-	A thin wafer of silicon cut by wire saw from a block of single crystal or multicrystalline silicon in a round, pseudo-square or rectangular shape. The wafer is further processed to function as a semi-conductor for use in solar cells, a process undertaken by ScanWafer's customers. A wafer is usually 300-350 micron thick. ScanWafer produces only multicrystalline wafers.

1. Summary

This summary is subordinate to the more detailed information provided elsewhere in the Prospectus and the Appendices.

1.1 Conditions pertaining to the Rights Offering

Set out below is a summary of the conditions pertaining to the Rights Offering:

Size of the Rights Offering:	Up to 244,517 Rights Offering New Shares
Subscription price:	NOK 175 per Rights Offering New Share
Aggregate equity contribution:	NOK 42,790,475
Underwriting:	Fully underwritten
Subscription for Rights Offering New Shares:	Subscription for Rights Offering New Shares must be made on the enclosed Subscription Form sent to eligible shareholders. Completed Subscription Forms shall be sent to: Orkla Enskilda Securities ASA Tordenskioldsgt. 8/10 P.O. Box 1363 Vika, N-0113 Oslo Tel: +47 21 00 85 00 Fax: +47 21 00 89 62
Number of shares before the Rights Offering:	4,401,300
Number of shares after the Rights Offering:	4,648,262
Subscription Period:	29 May 2002 to 11 June 2002 at 16:00 hrs (Oslo time) (Both dates inclusive).

1.2 The Company's activities

ScanWafer produces multicrystalline silicon wafers, which are thin sheets of pure silicon. Wafers form the central component in solar cells, used to convert sunlight directly into electricity. Solar cell manufacturers purchase the Company's wafers for incorporation into the solar cells they produce. ScanWafer currently operates two manufacturing facilities in Glomfjord, Norway. The new facility at Herøya has a scheduled production start-up for late spring of 2003.

ScanWafer is working to enhance its position as one of the world's leading and most cost-effective producers of high-quality multicrystalline silicon wafers by reducing its manufacturing costs and expanding production capacity. By adhering to these strategies, ScanWafer has generated significant economies of scale in its wafer production and increased its profitability, after expanding production volume. To continue to achieve its goals, ScanWafer is committed to maintain focus on the development of innovative production techniques through rigorous research and development and the pursuit of strategic relationships with production equipment suppliers.

1.3 Key financial figures

The table below present the main figures in the Company's audited income statement and balance sheet for the financial years 1999, 2000 and 2001, as well as the reviewed income statement and balance sheet for the first three months of 2002. This information has been extracted from ScanWafer's published audited annual accounts and interim results, the full content of which should be referred to for further information.

Income statement (Amounts in NOK 1,000)	Q1 2002	2001	2000	1999
Total revenues	133,900*	158,854	76,709	32,132
Total operating expenses	(82,933)	(186,853)	(72,394)	(44,289)
Profit (Loss) from Operations	**50,967**	**(27,999)**	**4,315**	**(12,157)**
Net financial items	(3,223)	(4,133)	751	22
Profit (Loss) Before Tax	**47,744**	**(32,132)**	**5,066**	**(12,135)**
Taxes	(13,368)	8,918	(1,566)	3,381
Net Profit (Loss) After Tax	**34,376**	**(23,214)**	**3,500**	**(8,754)**

* Total revenues in Q1 2002 include a one-time grant from Norsk Hydro ASA of NOK 46 million.

Balance sheet (Amounts in NOK 1,000)	Q1 2002	2001	2000	1999
ASSETS				
Total non-current assets	340,537	355,844	113,593	49,667
Total current assets	211,279	152,530	140,436	30,125
Total assets	**551,816**	**508,374**	**254,029**	**79,792**
EQUITY AND LIABILITIES				
Total equity	272,441	225,070	176,278	26,623
Total non-current liabilities	43,056	37,844	42,405	31,754
Total current liabilities	236,319	245,460	35,346	21,415
Total Equity and Liabilities	**551,816**	**508,374**	**254,029**	**79,792**

2. Terms of the Rights Offering

2.1 General

Current Share Capital

Prior to the resolution by the general meeting as set out below in section 2.2 becoming effective, the registered share capital of ScanWafer is NOK 44,013,000, divided into 4,401,300 shares of par value NOK 10 each (the "Shares"). The Company has only one class of shares. Each Share is entitled to one vote at general meetings of shareholders.

Time table

Set out below is an indicative timetable for the Rights Offering. ScanWafer reserves the right to change the times indicated in the table at any time and at its sole discretion. Further, potential delays may occur as a result of, inter alia, announcements being delayed or other necessary actions taking longer time than anticipated.

Event	Date
Subscription Period (both dates inclusive)	29 May 2002 – 11 June 2002
Allocation	12 -13 June 2002
Payment debited subscribers' accounts	17 June 2002
Rights Offering New Shares registered in VPS	20 June 2002

2.2 The Rights Offering

Background and use of proceeds

ScanWafer contemplates to increase the Company's share capital in order to strengthen the Company's equity by an amount of approximately NOK 42 million in the form of a share issue with preferential rights for existing shareholders of ScanWafer as per the Record Date. ScanWafer intends to use the proceeds from the Rights Offering to facilitate the current investment program, in particular related to development of the new Herøya plant.

The Rights Offering

On 22 May 2002, the general meeting of the Company resolved a contribution of a gross amount of up to NOK 42,790,475 in new equity (the "Rights Offering") through an increase of the Company's share capital by up to NOK 2,445,170 through the issuance of up to 244,517 new shares of par value NOK 10 each (the "Rights Offering New Shares").

The Rights Offering New Shares may only be subscribed by shareholders of ScanWafer as per 22 May 2002 (the "Record Date") in accordance with section 10-4 of the Public Limited Companies Act.

Following completion of the Rights Offering, and assuming the Rights Offering New Shares are fully subscribed (which has been fully guaranteed, as further described below), and following the private placement directed towards the members of the underwriting syndicate, as further described below, the Company's share capital will be NOK 46,482,620 divided into 4,648,262 Shares of par value NOK 10 each.

Subscription Price

The subscription price in the Rights Offering (the "Subscription Price") is NOK 175 per Rights Offering New Share.

After deduction of costs associated with the Rights Offering, the premium shall be allocated to the Company's share premium reserve.

Subscription Rights

Registered holders of Shares as per 22 May 2002 (the "Record Date") as appearing in the transcript from VPS in the morning three trading days after such date, have a pre-emptive right to subscribe for the Rights Offering New Shares. Eligible shareholders will receive non-transferable subscription rights (the "Subscription Rights") giving a preferential right for the subscription of Rights Offering New Shares. One Subscription Right will be issued for each 18 Shares held as per the Record Date. Transactions made on or before the Record Date, but which have not been registered in the VPS on the morning three trading days after the Record Date will be disregarded for purpose of allocating Subscription Rights.

One Subscription Right gives the right to subscribe for one Rights Offering New Share. No fractions of Subscription Rights will be issued. To the extent the number of Shares held by a Shareholder does not result in a whole number of Subscription Rights, the number of Subscription Rights issued to such Shareholder will be rounded down to the nearest whole number.

The Subscription Rights will be registered on each eligible Shareholder's account with the VPS on 28 May 2002 pursuant to section 10-6 cf. section 4-11 of the Public Limited Companies Act. The Subscription Rights have security number ISIN NO 0010145519.

Subscription Rights are non-transferable and non-tradable. Subscription Rights that are not utilized before the end of the Subscription Period will be worthless.

Subscription Period

The subscription period in the Rights Offering in from 29 May 2002 to 11 June 2002 at 16:00 hrs (Oslo time) (both dates inclusive).

Subscription for Rights Offering New Shares

Subscription for Rights Offering New Shares must be made on the enclosed Subscription Form sent to eligible shareholders together with this Prospectus. A copy of the Subscription Form is also appended as Appendix 5 to this Prospectus. Accurately completed Subscription Forms must be received by the Manager before the end of the Subscription Period.

A subscription is binding and irrevocable for the subscriber from the time the Subscription Form is received by the Manager. Subscription Forms that are incorrectly or incompletely completed, or that are received after the expiration of the Subscription Period, may be disregarded without further notice to the subscriber.

Completed and signed Subscription Forms must be sent or delivered to:

Orkla Enskilda Securities ASA
Tordenskioldsgate 8/10, 7. etg.
P.O. Box 1363 Vika
N-0113 Oslo
Norway

Tel: +47 21 00 85 00
Fax: +47 21 00 89 62

Shareholders may subscribe for Rights Offering New Shares in excess of shares for which they are entitled to subscribe based on allocated Subscription Rights by submitting a Subscription

000016

Form with an explicit subscription for the higher number of shares desired (over-subscription). See further under "Allotment" below.

Costs in connection with the Rights Offering will be covered by the Company. No costs in connection with subscription in the Rights Offering will incur for the subscribers, other than the Subscription Price itself.

Allotment

Notification of allotment of Rights Offering New Shares will be distributed on or about 13 June 2002.

To the extent all Subscription Rights are not utilized, holders of Subscription Rights who have oversubscribed will be allotted, to the extent possible, additional Rights Offering New Shares in proportion to the number of Subscription Rights utilized.

Payment and settlement

Subscribers for Rights Offering New Shares must grant the Manager an irrevocable power of attorney to debit a specified account with a Norwegian bank for the amount due to be paid for the number of Rights Offering New Shares allotted. This will be done by specifying the bank account number on the Subscription Form.

The subscriber is responsible for ensuring that there are sufficient funds on the account on the date the debit is due to take place, and must ensure that sufficient funds are available on the specified account during the period from 14 June 2002 to 20 June 2002 (both dates inclusive). Subscribers who do not have a Norwegian bank account must contact the Manager before making a subscription for Rights Offering New Shares.

If there are insufficient funds on a subscriber's account, or if the account cannot be debited, the Board reserves the right to cancel the subscription of the subscriber and allow others to utilize the subscription in accordance with section 10-12 cf. 2-13 of the Public Limited Companies Act, or to allow the Manager or another person to advance the amount not paid on the subscribers behalf. ScanWafer or the Manager may further, at its sole discretion, sell the subscriber's allotted Rights Offering New Shares to cover the amount outstanding at the subscriber's risk and cost. If payment has been advanced by the Manager or another person, the claim for payment in respect of Rights Offering New Shares not paid when due shall be transferred to such person. By signing the Subscription Form, the subscriber gives the person advancing payment authority to sell the allotted Rights Offering New Shares for the subscriber's account and risk and to use the consideration to cover the claim against the subscriber. Interest at 12 per cent per anno will accrue on any payment not made when due. If Rights Offering New Shares are sold and the sales proceeds do not meet the amount payable by the subscriber, the subscriber will be held liable for the balance plus costs and interests at 12 per cent per anno.

The rights of the Rights Offering New Shares

Rights Offering New Shares will give rights in the Company as soon as payment in full is received for the shares allotted and the share capital increase has been registered in the Norwegian Register of Business Enterprises. This is expected to take place on or about 20 June 2002.

Rights Offering New Shares will give right to dividend payments from and including the 2002 accounting year (if any).

Underwriting

To ensure full subscription of the Rights Offering, the Company has entered into underwriting agreements with certain investors (individually an "Underwriter" and jointly the "Syndicate"), wherein the Syndicate has made a commitment to subscribe for Rights Offering New Shares that are not validly subscribed for by the Company's shareholders. Consequently, the Rights Offering has been fully underwritten by the Syndicate.

The obligations of each Underwriter is effective until the earliest of (i) the announcement by the Company that the Rights Offering is terminated, (ii) due payment by the individual Underwriter pursuant to the underwriting agreement has been received, or (iii) 30 June 2002.

The individual Underwriter shall receive an underwriting fee of 1.0 % of the underwriting commitment allotted to him, payable partly in cash, partly in shares, as follows;

(i) The Underwriter shall subscribe for a number of shares at par value equalling the underwriting fee he is entitled to divided by the Subscription Price. No fractions of shares will be issued. To the extent the calculation does not result in a whole number of shares, the number of shares will be rounded down to the nearest whole number and the difference paid in cash (based on a value per share equalling the Subscription Price).

(ii) The Underwriter shall receive a cash consideration equalling the number of shares awarded under (i) multiplied by NOK 10.

Consequently, on 22 May 2002 the general meeting of the Company resolved to issue a total of 2,445 new Shares to the Syndicate, increasing the share capital with NOK 24,450. The subscription price is NOK 10 per Share, and payment of the aggregate subscription amount shall be made no later than three business days after the Company sends a payment notice, which will be done following the expiration of the Subscription Period.

The Syndicate consists of the following Underwriters;

Name of Underwriter	No. of shares	Amount
Renewable Energy Corporation	87,661	15,340,675
Scatec Holding LLC	50,285	8,799,875
Prodial AS	30,857	5,399,975
Orkla ASA	25,143	4,400,025
NSV Invest AS	22,857	3,999,975
Hafslund Invest AS	20,000	3,500,000
Scatec Ventures	5,143	900,025
Moring Advokat AS	2,571	449,925
Total underwriting	**244,517**	**42,790,475**

Costs

Costs in connection with the Rights Offering will be covered by the Company and are expected to be as follows:

Name	Address	Type of work	Amount in NOK
Orkla Enskilda Securities	Oslo	Manager	1,000,000
Bugge Arentz-Hansen & Rasmussen	Oslo	Legal advisor	350,000
Ernst & Young AS	Oslo	Limited audit	185,000
Total			**1,535,000**

Miscellaneous

Neither ScanWafer nor other parties will send confirmation of receipt of Subscription Forms or other documents.

This Prospectus has been sent to all registered shareholders of ScanWafer as of 22 May 2002 using the addresses held on file by VPS.

Further copies of this Prospectus are available from the Manager.

The Rights Offering and all subscriptions for Rights Offering New Shares will be subject to Norwegian law. Accepting shareholders and ScanWafer agree that all matters pertaining to the Rights Offering are subject to the exclusive jurisdiction of the Norwegian courts, with Oslo City Court as the agreed venue.

Any questions regarding the Rights Offering should be addressed to:

Orkla Enskilda Securities ASA
Tordenskioldsgate 8/10, 7. etg.
P.O. Box 1363 Vika
N-0113 Oslo
Norway

Tel: + 47 21 00 85 00
Fax: + 47 21 00 89 62

2.3 Guarantee in respect of possible NOK 50 million equity obligation

ScanWafer has entered into a loan agreement with Den norske Bank ASA (the "Loan Agreement") for purposes of financing the development of a new plant at Hærøya, Norway and capacity expansions at the existing plant in Glomfjord. The Loan Agreement contains certain covenants pursuant to which the Company may be required to procure additional equity of up to NOK 50 million. The covenants are mainly attached to thresholds in the operating profit before depreciations, amortisation, interest and tax, and solidity measured by the equity book value ratio (the "Equity Obligation"). In addition, the Company is obliged to enter into sales agreements by 1 October 2002, covering the full capacity of Glomfjord and 50% of production plan at Herøya for a minimum of two years, before it may drawn down more than NOK 50 million on the construction loan.

If the Equity Obligation is triggered, the procurement of additional equity may take place through the issuance (the "Equity Obligation Share Issue") of new ordinary shares in the Company (the "Equity Obligation Shares") under the equity guarantee established , or through other ways of equity issuance that the Company finds feasible.

The Equity Obligation Share Issue would constitute up to 1,000,000 Equity Obligation Shares at a subscription price of NOK 50 per Share (the "Equity Obligation Subscription Price"). To ensure full subscription of the Equity Obligation Share Issue, the Company has entered into agreements with a number of guarantors that in the aggregate has undertaken to subscribe for all Equity Obligation Shares (the "Guarantee Commitment"). The Company has the sole right to call on the Guarantee Commitment, whereas the guarantors have no right to call on the Guarantee Commitment.

The Guarantee Commitment is effective to the earliest of:

i) announcement by ScanWafer that the Guarantee Commitment will not be called on;

ii) due payment by the Guarantor pursuant to his Guarantee Commitment has been received; or

iii) 2 years from the date the Syndicate Warrants (as defined and set out below) are registered on the Guarantor's VPS-account.

In order to meet the obligations under the agreement, the Board has been given an authorisation by the general meeting to increase the share capital with up to NOK 10 million, as further described in section 4.6 below.

The Guarantors will receive a guarantee fee for their Guarantee Commitment consisting of independent subscription rights to subscribe for shares in ScanWafer (the "Syndicate Warrants"). One Syndicate Warrant gives the right to subscribe for one new Share in ScanWafer. The Syndicate Warrants have an exercise price of NOK 175 per share obtainable upon exercise of the Syndicate Warrants.

Each Guarantor will receive 0.0073 Syndicate Warrants for each Share the Guarantor has guaranteed for pursuant to his Guarantee Commitment. No fraction of Syndicate Warrants will be issued. To the extent the Guarantee Commitment do not result in a whole number of Syndicate Warrants, the number of Syndicate Warrants issued to the Guarantor will be rounded down to the nearest whole number.

The Syndicate Warrants are freely transferable. The Syndicate Warrants will not be sought listed on any stock exchange or authorised market place.

The Syndicate Warrants may be exercised from the time they were registered on the Guarantor's VPS-account to and including the date two years from such time (the "Exercise Period") for an exercise price of NOK 175 per Syndicate Warrant. The Shares to be issued upon exercise of Syndicate Warrants will be credited to the VPS-account of the Guarantor and shall have the same rights as other Shares from the time the Shares are registered on the VPS-account.

Syndicate Warrants that have not been exercised before the expiration of the Exercise Period will be worthless.

Pursuant to the above, the general meeting of the Company resolved to issue a total of 7,300 independent subscription rights to the Guarantors, as further described section 4.6 below.

The Guarantors under the Guarantee Agreement are as follows;

Name of Guarantor	No. of shares	Amount
Renewable Energy Corporation	474,000	23,700,000
Scatec Holding LLC	226,000	11,300,000
Prodial AS	140,000	7,000,000
NSV Invest AS	95,000	4,750,000
Hafslund Invest AS	40,000	2,000,000
Scatec Ventures	25,000	1,250,000
Total underwriting	**1,000,000**	**50,000,000**

3. The Industry

Both industrialised and developing nations view solar power as an increasingly viable means of satisfying a portion of their energy needs. As production costs fall and solar energy systems improve, solar power's potential application is expanding into a greater number of contexts. Although the initial investment costs associated with solar power projects can sometimes exceed those of fossil fuel-based alternatives, the minimal operating and maintenance costs of solar energy systems and their environmentally friendly nature make solar power an attractive alternative to conventional power sources.

The global solar energy industry is a relatively new and fast growing market. The market has experienced an annual volume growth of 15-40 % during the last ten years. In 2001 the solar energy market increased by 38-40 % according to surveys published by Photon International and PV News. The Photon International market survey for 2002 indicates a 55 % increase in sales for solar cell manufacturers from 401 MV to 640 MV.

World solar cell market 2001
(percentage of total market)


Australia
2%
Other Asia
7%
USA
24%
Japan
42%
Europe
25%

Source: Photon International

Japan, Germany and USA are the world's three main markets for solar energy. These countries represent approximately 80 % of the world's cumulative installed PV power as of the end of 2000. Japan has the highest figures for total installed PV power per capita, followed by Switzerland, Austria, Germany, the Netherlands and Norway.

Solar cells can be made from different materials and using different technologies. Technologies based on multicrystalline and mono-crystalline silicon wafers are the most common. ScanWafer only produce multicrystalline material, which ScanWafer consider to be the most cost effective material due to use of cheaper raw material and a less costly production process.

PV Technologies 1999-2001
(percentage of total market)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1999
2000
2001
Multicrystalline
Monocrystalline
Amorphus
Other

Source: Photon International

On the other hand, mono-crystalline solar panels have a somewhat higher efficiency than the multicrystalline. However, solar cells based on multicrystalline wafers type are now the most commonly used. In 2001 these represented 50 % of all solar cells produced. Monocrystalline wafers had a 32 % share of the market while amorphus silicon and other semiconducting materials covered the remaining market.

According to Photon International, there are presently about 50 solar cell manufacturers in varying technologies and 15 manufacturers of silicon wafers on a global basis. A majority of the wafer manufactures are integrated producers who cover the entire value chain, supplying solar panels to the end user. There are only five dedicated manufacturers of ingots/wafers. ScanWafer is one of three specialised manufacturers of multicrystalline wafers, selling wafers both to the integrated producers and to specialised solar cell manufacturers. ScanWafer's share of the global multicrystalline wafer production in 2001 was approximately 9 %. ScanWafer expect the Company's market share to increase to 15-20 % in 2002.

Electricity from solar cells will, given normal conditions have a substantially higher price than electricity from other sources. The solar cell industry is concerned with achieving cost reductions. A study carried out by KPMG Netherlands, points to three factors that may influence the price of PV-systems:

- Technological developments
- Cost reductions, including the scale of production
- Subsidies

The PV industry is characterised by substantial technology development. When ScanWafer started production in 1997, efficiency from solar cells with multicrystalline wafers averaged 12,5 – 13%. Today, manufacturers can achieve close to 16 % efficiency. This represents an efficiency increase of more than 25 %. In the same period, wafers prices have been reduced by approximately 20% while silicon feedstock, representing a substantial part of the production cost for wafers, has increased from approximately USD 10 per kilo to more than USD 25 per kilo. ScanWafer is of the opinion that with the new technology in use in the second plant in Glomfjord, further cost reductions are feasible.

4. Presentation of ScanWafer

4.1 Incorporation and history

In 1994, Meløy Næringsutvikling AS and SCATEC AS formed ScanWafer as part of an effort to attract new industrial activities to the Meløy Kommune region of Northern Norway and to fill the European solar industry's need for a new, dedicated and cost-effective producer of silicon wafers. ScanWafer is located in Glomfjord, a location which offered a number of key advantages for the business, including an available skilled local labor force and low-cost water and electricity supplies.

The Norwegian Industrial and Regional Development Fund, or SND, together with DnB and some of the Company's current shareholders, provided the initial financing for the first plant, ScanWafer I, at Glomfjord, Norway. Construction commenced in the summer of 1996 and the plant was completed during the second quarter of 1997, whereupon test production began. Additional crystallisation furnaces wereadded in 1999, 2000 and 2001, making ScanWafer one of the leading producers of multicrystalline wafers in the world.

During the second half of 2000 construction of the second plant, ScanWafer II commenced. This plant was officially opened on the 29 August 2001, and contains one of the world's most advanced production lines for multicrystalline silicon wafers for solar cells. ScanWafer now has a total nameplate capacity of 40 million dm^2, equivalent to approximately 56 MW, positioning the company as one of the largest wafer manufacturers in the world.

In November 2001 ScanWafer reached an agreement with Norsk Hydro ASA to build a new plant at Herøya in Southern Norway. Under the agreement Hydro supported ScanWafer with a one-time-contribution of NOK 46 million. ScanWafer obtained a long-term lease for a 26,000 m^2 site with an option to lease additional 24,000 m^2. Construction of a 5,500 m^2 production facility now is in progress at this site. The plant will employ approximately 90 persons when it is completed and operational. The plant will be slightly larger than ScanWafer II. Both the Glomfjord and Herøya locations allow for further expansion by adding more production units of the same size as ScanWafer II.

4.2 Business idea, goals and strategy

ScanWafer is working to enhance its position as one of the world's leading and most cost-effective producers of high-quality multicrystalline silicon wafers by reducing its manufacturing costs and expanding production capacity. By adhering to these strategies, ScanWafer has generated significant economies of scale in its wafer production and increased its profitability, after expanding production volume. To continue to achieve its goals, ScanWafer is committed to maintain focus on the development of innovative production techniques through rigorous research and development and the pursuit of strategic relationships with production equipment suppliers.

4.3 Description of the business

ScanWafer produces multicrystalline silicon wafers, which are thin sheets of pure silicon. Wafers form the central component in solar cells, used to convert sunlight directly into electricity. Solar cell manufacturers purchase the Company's wafers for incorporation into the solar cells they produce. ScanWafer currently operates two manufacturing facilities in Glomfjord, Norway. The new facility at Herøya has a scheduled production start-up for late spring of 2003.

The Wafer production process

Production of multicrystalline silicon wafers begins by melting clean, pure silicon in special casting furnaces. Through a controlled solidification process, silicon crystals form over a period of approximately 40 to 60 hours, ultimately yielding a large crystallised block of silicon, or ingot. The ingot is then cut into smaller sections called blocks using band-or wire saws. The blocks are subsequently further sliced into wafers using wafer saws. The wafer size depends on specifications received from the customer, normally from 10x10 cm to 15x15 cm and with thickness varying from 0,28-0,35mm. Finally, the wafers are washed, dried and quality checked, before they are shipped to customers.

The most important raw material for the production is poly silicon. This is a very clean type of silicon being produced by about six major producers in the world. Pure silicon is also sourced a surplus from the electronic industry's production of silicon chips. Availability of solar grade silicon quality is a major concern for the industry and considered the main threat for further growth. Work in the industry on developing alternative methods disconnected from the semi conductor industry for producing sufficiently pure silicon continues.

The wafer thickness varies between 0.28 to 0.35 millimetres in thickness. The solar cell industry is working actively to produce and to use thinner wafers. ScanWafer works in close co-operation with its customers in order to reduce wafer thickness and to improve the physical properties of the wafers in order for the customer to achieve higher effectiveness on their cells. Wafers are fragile products, therefore breakage must also be considered in the optimalisation process.

The production output in a wafer plant is measured as the area of wafers in square-decimetres. The number of wafers produced could only have been comparable if all wafers were of the same size. Production can also be measured in megawatts (MW), the effect that can be generated from the wafers produced. ScanWafer currently has assuming an average cell efficiency of 14%, a capacity of approx. 56 MW per year with a workforce of approximately 135 full-time employees, compared with 10 MW with a workforce of 58 employees in 2000 in the first plant.

The value chain

The multicrystalline wafers that ScanWafer produce form the key component of solar cells. ScanWafer is consequently positioned in the early stages of the production cycle that begins with solar-grade silicon feedstock and ends with the production of solar energy systems. ScanWafer is part of the chain where multicrystalline ingots and silicon wafers are produced. The company is also involved in research and development work that can result in backward integration into the raw material section of the chain. Solar cells, in which wafers are an important component, are manufactured by ScanWafer's customers. Some of these customers produce solar cells only, while others are integrated downstream and produce solar energy modules and systems.

Solar energy value chain


Silicon wafers
Surface treatment
Solar cells
Solar energy modules
Construction
Solar energy systems

Competitive position

The production of multicrystalline wafers is an advanced technology process requiring accuracy and precision. ScanWafer II has one of the most modern wafer production facilities in the world, with extensive use of newly developed technology. In the autumn of 2001, ScanWafer concluded a long-term exclusive agreement with ALD Vacuum Technologies AG (ALD) in Germany, the designer and supplier of the new type of crystallisation furnaces. Under the agreement, ScanWafer has the sole right to use this new type of furnace technology from ALD for the next 10 years. ScanWafer expects that co-operation with ALD will provide the company with an important competitive edge. Production results from the furnace installed at ScanWafer II indicate that the furnaces are superior to other available models, both with regard to material quality and production output.

The efficiency of a solar cell is determined by the process of the cell manufacturer and the quality of wafers forming the basis for the process. Cells produced using wafers from ScanWafer physically achieve efficiencies ranging from 14-16 % with our customers. According to feedback from our customers, solar cells produced using wafers from ScanWafer normally yield higher efficiency than those obtained using wafers from other suppliers.

The overall aim of the solar industry is to obtain a significant cost reduction per produced watt. In addition to the Company's own projects involving customers and suppliers, ScanWafer participates in seven projects supported by the Norwegian Research Council and EU's Research Programme, which all focus on improving the wafer quality and cell efficiency as well as reducing wafer manufacturing costs. The establishment at Herøya will provide ScanWafer with access to an environment with long traditions in research and development.

Competition

The world's top ten solar cell producers accounted for 85 per cent of the world market in 2001. Sharp is the world's largest manufacturer with 18 per cent of the world market. Worldwide wafer manufacturers can be divided into two groups, (1) those that mainly produce wafers as an integrated part of a solar cell company, and (2) wafer manufacturers who supply their wafers to other solar cell manufacturers.

ScanWafer compete with other multicrystalline wafer suppliers, such as Deutsche Solar GmbH (formerly Bayer Solar GmbH) and PV Crystalox (joint venture of Crystalox and PV Silicon) who also produce wafers for third-party purchase. Solarworld, the sole owner of Deutche Solar, is currently in the process of establishing their own cell production. It is expected that part of the production capacity fo Deutche Solar will be dedicated to supply the cell line of Solar World.

The multicrystalline wafer market is at an early and evolving stage of its development. Large, vertically integrated photovoltaic, or PV, solar energy system manufacturers produce multicrystalline wafers in-house for their own use. These manufacturers include Kyocera and partly Sharp in Japan, Photowatt in Europe, AstroPower, ASE and BP Solarex in the United States. These companies do not, or only to a very limited degree, sell wafers on the open market and consequently do not compete directly with ScanWafer at present. On the other hand, some of these companies do not have sufficient wafer production capacity to match their downstream requirements regarding cell and module fabrication, and are also customers of the dedicated wafer manufacturers.

Customers and Suppliers

Most of ScanWafer's sales are based on long-term contracts with major international companies. Customer's demand presently exceeds the annual production capacity. ScanWafer currently sells to customers in Europe and Asia, and in 2001 solar cell producers in Africa, China and the USA also initiated test deliveries of multicrystalline wafers from ScanWafer.

For the last two years, ScanWafer's three largest customers accounted for approximately 85% of product sales. ScanWafer anticipates that a limited number of customers, including its largest customer Mitsubishi Electric Corporation (Mitsubishi), will continue to account for a significant portion of total product revenues for the foreseeable future. In 2002, ScanWafer expects that their three largest customers will account for approximately 75% of sales.

Three quarters of the sales contracts are on a long-term basis of three to five years, and indicate a maximum and minimum volume of wafer deliveries. Sales prices are normally negotiated yearly. One of the major sales contracts, expiring on 31 December 2003, presupposes an annual reduction of the sales price of up to 4 per cent. One major sales contract is on a cost-plus basis.

Furthermore, ScanWafer depends on certain suppliers for production materials and equipment essential to the wafer production process. The most important suppliers include:

- Major poly silicon suppliers. ScanWafer has entered into one- to three-year contracts with some of the large-scale suppliers, with guaranteed delivery tonnage of silicon raw material. One of the contracts is on a fixed price basis.
- Vesuvius, the world's leading supplier of crucibles for furnace operation and that are single-use items essential to ScanWafer's production process.
- ALD Vakuum Technologies AG, with which ScanWafer entered into a ten-year exclusivity agreement for the supply of crystallisation furnaces. The agreement includes a minimum delivery of furnaces for the first three years.

4.4 Board of directors and management

Board of directors

Ivar Sigurd Eide (41), Chairman, Rælingen

Mr. Eide has been a member of the board since 1996 and as of April 2002 he was nominated Chairman of the board. Mr Eide is responsible for strategic investments in NSV Invest AS, a private investment company. He does not hold shares in ScanWafer.

John Fenger (52), Philadelphia, USA

Mr. Fenger has been a member of ScanWafers' board since 2000. Mr. Fenger is Managing Director of Allied Resource Corporation Inc (USA), who is a major shareholder in Renewable Energy Corporation AS. Mr. Fenger holds 5,000 shares in ScanWafer.

Rune Jacobsen (30), Meløy

Mr. Jacobsen is elected employee representative on the board and joined in September 2001. Mr. Jacobsen is employed at ScanWafer's plant in Glomfjord. He holds 37 shares in ScanWafer.

Viktor E. Jakobsen (35), Oslo

See description under Management.

Reidar Langmo (46), Bærum

See description under Management.

Jahn-Ketil Rosenlund (46), Bærum

Mr. Rosenlund has been on the board since June 2000. He is the Chief Financial Officer of Furuholmen Invest AS, a private investment company. Mr. Rosenlund holds 20 000 shares in ScanWafer.

Arthur Spector (61), Philadelphia, USA

Mr. Spector joined the board in September 2001. Mr. Spector is Managing Director of Safeguard International L.P. (USA), who is a major shareholder in ScanWafer through its 100% ownership of Scatec Holding LLC, ALD Vacuum Technologies AG and ALD International Holding LLC. Mr. Spector is not a major shareholder in any of these companies and holds no shares in ScanWafer.

Management

Reidar Langmo (46), President and CEO

In April 2002, Mr. Langmo stepped down as the Chairman of the Board of Directors of the Company and was appointed as President and CEO of ScanWafer ASA. Mr. Langmo has served on the board since he founded ScanWafer together with Dr. Bjørseth in 1994. Mr. Langmo indirectly holds shares in ScanWafer through his 50 % shareholding in Scatec Invest AS, which holds 64,000 shares in ScanWafer and through his 40,38 % shareholding in Scatec Ventures AS which holds 30,000 shares in ScanWafer. Furthermore Mr. Langmo holds 11,100 (0.8%) of the shares in Renewable Energy Corporation AS, ScanWafers largest shareholder. Scatec Ventures holds 338,400 (24%) of the shares in Renewable Energy Corporation. Mr. Langmo is the chairman of both Scatec Ventures and Scatec Invest.

Viktor E. Jakobsen (35), CFO

Mr. Jakobsen has been on the board of ScanWafer since October 2000 and was appointed CFO in ScanWafer in April 2002. Mr. Jakobsen has been working part time as consultant for the company since June 2001. Mr. Jakobsen holds 5,000 shares in ScanWafer through his 100% shareholding in Polstjerna AS.

Øivind Gjerstad (52), Technical Director, Nedre Eiker

Mr. Gjerstad has been Technical Director of ScanWafer since February 2001. Prior to joining ScanWafer, Mr. Gjerstad worked with Statoil and Borealis in petrochemicals and with Elkem in carbon and metals. He holds 2,037 shares in ScanWafer.

Torgeir Ulset (41), Sales and Marketing Director, Kristiansand

Mr. Ulset has been employed as Sales and Marketing Director of ScanWafer since November 2001, when he left Elkem Solar. Mr. Ulset holds no shares in ScanWafer.

Svein Are Olsen (42), Plant Manager, ScanWafer, Glomfjord, Meløy

Mr. Olsen has been the plant manager since 1998, with overall responsibility for the operations in Glomfjord. Mr. Olsen has broad experience in the process industry both in Norway and abroad. Mr. Olsen holds 16,512 shares in ScanWafer.

Roar Karlsen (49), Plant Manager, ScanWafer Herøya, Bamble

Mr. Karlsen has been employed in ScanWafer since April 2002 as Plant Manager for ScanWafer's new production facility at Herøya. He came from Norsk Hydro, where he served as Plant Manager for the Magnesium plant at Herøya. Mr. Karlsen does not hold shares in ScanWafer.

Legal structure

As of 22 May 2002 ScanWafer has one subsidiary, ScanWafer GmbH (100% owned by ScanWafer), and one associated company, Solar Silicon (40% owned by ScanWafer).

4.5 Financial information

The tables below present the main figures in the Company's audited income statement and balance sheet for the financial years 1999, 2000 and 2001, as well as the reviewed income statement and balance sheet for the first three months of 2002. This information has been extracted from ScanWafer's published audited annual accounts and interim results, the full content of which should be referred to for further information.

Income statement

Amounts in NOK 1,000	Q1 2002	2001	2000	1999
Sales revenues	134,675*	160,491	78,083	32,132
Sales commission	(775)	(1,637)	(1,374)	0
Total revenues	**133,900**	**158,854**	**76,709**	**32,132**
Changes in inventories of finished goods and work in progress	3,529	9,808	(1,278)	3,420
Raw material and consumables used	(53,452)	(111,905)	(38,500)	(27,076)
Salaries and personnel costs	(16,617)	(44,360)	(20,487)	(11,655)
Depreciation and amortisation expense	(10,071)	(20,009)	(7,354)	(5,264)
Impairment fixed assets		0	(442)	0
Other operating expenses	(6,322)	(20,387)	(4,333)	(3,714)
Total operating expenses	**(82,933)**	**(186,853)**	**(72,394)**	**(44,289)**
Profit (Loss) from Operations	**50,967**	**(27,999)**	**4,315**	**(12,157)**
Interest expense – net	(3,784)	(5,996)	(1,004)	(2,264)
Financial revenue – net	561	2,343	2,741	2,286
Impairment financial assets		(480)	(986)	0
Net financial items	**(3,223)**	**(4,133)**	**751**	**22**
Profit (Loss) Before Tax	47,744	(32,132)	5,066	(12,135)
Taxes	(13,368)	8,918	(1,566)	3,381
Net Profit (Loss) After Tax	**34,376**	**(23,214)**	**3,500**	**(8,754)**

* Total revenues in Q1 2002 include a one-time grant from Norsk Hydro ASA of NOK 46 million.

Balance sheet

Amounts in NOK 1,000	Q1 2002	2001	2000	1999
ASSETS				
Intangible assets				
Intangible assets	39,900	40,950	-	-
Deferred tax asset	6,090	19,458	10,540	12,106
Fixed Assets				
Property, plant and other real estate	59,831	59,539	21,670	6,920
Machinery and production equipment	225,946	227,459	45,802	27,202
Operating equipment, tools and office machines	7,298	6,190	32,939	2,642
Investment in associates	30	30	987	200
Other non-current assets	1,442	2,218	1,655	597
Total non-current assets	**340,537**	**355,844**	**113,593**	**49,667**
Other current assets	59,365	14,119	9,514	5,209
Outstanding shareholders contributions	-	-	4,880	-
Inventories	96,821	88,640	25,712	17,320
Trade receivables – net	43,506	43,678	9,035	7,555
Cash and bank deposits	11,587	6,093	91,295	41
Total current assets	**211,279**	**152,530**	**140,436**	**30,125**
Total assets	**551,816**	**508,374**	**254,029**	**79,792**
EQUITY AND LIABILITIES				
Paid in capital				
Share capital	44,013	42,544	37,247	16,375
Share premium reserve	194,052	182,526	135,531	10,248
Retained earnings				
Retained earnings	34,376	-	3,500	-
Total equity	**272,441**	**225,070**	**176,278**	**26,623**
Long term interest bearing debt to financial institutions	38,067	33,215	39,441	24,231
Other long-term debt	-	-	473	6,596
Pension liability	4,989	4,629	2,491	927
Total non-current liabilities	**43,056**	**37,844**	**42,405**	**31,754**
Trade and other payables	56,570	63,401	25,993	3,910
Interest bearing debt to financial institutions	164,260	167,056	6,593	15,660
Other short term debt	15,489	15,003	2,759	1,845
Total current liabilities	**236,319**	**245,460**	**35,346**	**21,415**
Total Equity and Liabilities	**551,816**	**508,374**	**254,029**	**79,792**

Cash flow statements

Amounts in NOK 1,000	2001	2000	1999
Cash flows from operating activities			
Net profit before taxes	(32,132)	5,066	(12,135)
Adjustments for:			
Depreciation	20,009	7,354	5,264
Impairment of fixed assets	480	1,428	0
Differences in pension expense charged to profits and actual payments	2,137	600	929
Cash flow from operations before working capital changes	**(9,506)**	**14,448**	**(5,942)**
Working capital changes			
Change in trade and other receivables	(39,248)	(10,655)	843
Change in inventories	(62,928)	(8,392)	3,641
Change in trade/other payables and current liabilities	56,029	21,847	1,722
Cash generated from operations	**(55,653)**	**17,238**	**264**
Cash flow from investing activities			
Purchase of property, plant and equipment	(228,573)	(69,389)	(8,746)
Net cash used in investing activities	**(228,573)**	**(69,389)**	**(8,746)**
Cash flow from financing activities			
Proceeds from issuance of share capital	34,886	141,275	0
Proceeds from long-term and short-term debt	41,359	38,064	7,225
Proceeds from building loan	117,877	0	0
Proceeds from government grants	16,600	0	0
Repayment of debt (short- and long-term)	(11,698)	(35,934)	0
Net cash provided by financing activities	**199,024**	**143,405**	**7,225**
Net increase in cash and bank deposits	**(85,202)**	**91,245**	**(1,257)**
Cash and bank deposits at beginning of year	**91,295**	**41**	**1,298**
Cash and bank deposits ant end of year	**6,093**	**91,295**	**41**

Funding and investment capacity

ScanWafer established a new loan facility with Den norske Bank (DnB) in March 2002. DnB offered a total loan facility of NOK 465 million, of which NOK 205 million is replacement of old loans, including a credit facility of NOK 55 million. The additional loan of NOK 260 million is mainly offered for the financing of the ScanWafer Herøya plant. The construction loan for ScanWafer II in Glomfjord will at the same time be converted to long-term debt.

In addition to the debt financing ScanWafer is conducting the Rights Offerion and has established an additional equity guarantee of NOK 50 million as described in this Prospectus. With the additional equity from the Rights Offering ScanWafer expects to have fully funded its planned capacity expansions in 2002.

Development in Q1 2002

ScanWafer is experiencing strong demand for multicrystalline silicon wafers. All contract obligations have been fulfilled so far in 2002, and most of the planned production for 2002 is tied up in long–term contracts. Two new, medium long-term sales contracts have been signed in the recent months.

Scan Wafer has had sufficient supply of raw materials and crucibles. A new long-term supply contract for delivery of poly silicon feedstock was signed during the first quarter. This contract secures a substantial amount of Scan-Wafer's total feedstock needs. All feedstock for 2002 is secured by contracts.

The production volume in the first quarter was 6.9 million dm^2, equivalent to approximately 9.7 MW. This represents an 18 % increase from fourth quarter 2001 and a 285 % increase from the same period in 2001. ScanWafer expects that the operation in Glomfjord will improve further with installation of additional sawing capacity and further fine-tuning of existing production equipment, together enabling full capacity utilisation of the facilities in Glomfjord.

4.6 Share capital and shareholders

Current share capital

ScanWafer's share capital is currently NOK 44,013,000, divided into 4,401,300 shares of par value NOK 10 each. The Company has only one class of share.

Share capital after the completion of the Rights Offer

Following completion of the Rights Offering (assuming the Rights Offering is fully subscribed) and the private placement directed towards the Underwriters in the underwriting agreement described in section 2.2 above, the Company's share capital will be NOK 46,482,620 divided into 4,648,262 shares of par value NOK 10 each.

Voting rights

ScanWafer Shares carry voting rights at the Company's general meeting.

In order to attend and vote at annual or extraordinary general meetings of the Company's shareholders, shareholders must notify the Company of their attendance at least four days prior to the meeting. In general, to be entitled to vote, a shareholder must be registered as the owner of shares in the share register kept by the VPS. Beneficial owners of shares that are registered in the name of a nominee are not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such shares as nominees. Beneficial owners must therefore register their ownership of the shares directly in the VPS in order to be entitled to vote.

Shareholders can be represented by proxy at general meetings of the company.

Transferability

ScanWafer's memorandum and articles of association do not contain any special restrictions regarding the right to own or transfer Shares.

Dividends

ScanWafer has never declared or paid any cash dividends on its Shares and does not anticipate any cash dividends in the foreseeable future. The Company presently intend to retain future earnings, if any, to finance the expansion and growth of the Company's business. Payment of future dividends, if any, will be at the discretion of the Board after taking into account various factors, including financial conditions, operating results, current and anticipated cash needs and plans for expansion.

The Rights Offering New Shares will rank equally with all other outstanding Shares and will be entitled to any dividends that may be declared and paid in respect of 2001 and any dividends declared thereafter. The Company does not expect any dividends to be declared for 2001.

Authorization to increase the share capital
At the annual general meeting on 1 June 2001, the Board was granted an authorisation to increase the share capital of ScanWafer. The authorisation was for up to NOK 3 million (corresponding to 300,000 shares). The authorisation is valid until 31 May 2003. The shareholders' pre-emptive rights pursuant to section 10-4 of the Public Limited Companies Act may be excluded in respect of new shares. The Board may decide all and any of the detailed conditions for subscription, including the subscription price that shall be paid for the shares. The authorisation shall only be used to issue shares in relation to stock options granted to the employees and Directors of ScanWafer. As of the date of this Prospectus, 146,900 shares have been issued under this authorisation.

To facilitate the Equity Obligation as described in section 2.2 above, the extraordinary general meeting on 22 May 2002, granted to the Board an authorisation to increase the share capital of ScanWafer with up to NOK 10,000,000 corresponding to 1,000,000 shares. The authorisation is valid until 22 May 2004. The shareholders' pre-emptive rights pursuant to section 10-4 of the Public Limited Companies Act may be excluded in respect of new shares. The new shares shall be paid for in cash. The Board determines the subscription price, the subscription period and the remaining conditions for subscription of shares. The authorisation may only be used if the Equity Obligation is triggered.

Authorisation to acquire own shares
The Board has as of the date of this Prospectus not been granted any authority to acquire shares in ScanWafer on behalf of the Company.

Independent subscription rights
In accordance with the Company's obligations under the guarantee agreement described in section 2.2 above, the extraordinary general meeting on 22 May 2002 issued 7,300 independent subscription rights pursuant to chapter 11 III of the Public Limited Companies Act, to the Guarantors under said guarantee agreement.

One subscription right gives the right to demand one new share to be issued, at a subscription price of NOK 175 per share. Consequently, the share capital may be increased with up to NOK 73,000. The right to require that shares are issued can be exercised for a period of two years from the time the subscription rights are registered on the subscriber's VPS account. The subscription rights do not give rights in connection with resolutions as mentioned in the Public Limited Companies Act § 11-12 second sub-paragraph No. 9. Shares issued by exercising subscription rights gives right to dividend in the company from and including the financial year the shares are registered in the Norwegian Register of Business Enterprises (Foretaksregisteret).

Share options
ScanWafer has granted stock options and share subscriptions to key employees and non-executive directors. As of 21 May 2002, there were a total of 42,500 stock options outstanding for employees and directors. These include 10,000 granted to the technical director with vesting date April 2002 to May 2003, 5,000 granted to the project manager for ScanWafer Herøya and to a technical consultant respectively, both with vesting dates 1-15 March 2004 and subject to prolonged authorisation for the Board for issuance of shares. Finally, 22,500 outstanding share options were granted to present Directors with vesting date August 2002. The weighted average exercise price for the employee and Directors' options is NOK 131.

The Company has entered into a warrant agreement with Viktor E. Jakobsen, Director and CFO of the Company. Pursuant to the agreement, Jakobsen has the right to subscribe for one to eight units of 10,000 Shares, in aggregate 80,000 Shares, with a subscription price of NOK 227.50 per Share. Jakobsen has paid a subscription fee of NOK 1,430,400. The right to subscribe for the Shares expires on 9 April 2003, but Jakobsen has a right to prolong the subscription period for two additional one-year periods, against additional subscription fees. The subscription rights are transferable. The Board intends to propose to the general meeting of the Company to issue independent subscription rights to meet the obligations under the agreement.

Development in share capital

The following table shows the development of the Company's share capital since its incorporation.

Year	Change in No. of shares	Nominal value in NOK	Type of change	Outstanding no of shares	Share capital in NOK
1994	1,000	100	Incorporation	1,000	100,000
1996	2,000	100	Share issue	3,000	300,000
1996		3,300	Bonus issue	3,000	9,900,000
1997	400	3,300	Share issue	3,400	11,220,000
1997	142	3,300	Share issue	3,542	11,688,600
1997	350	3,300	Directed issue, Elkem	3,892	12,843,600
1997	1,070	3,300	Share issue	4,962	16,374,600
1998			Sharesplit 330:1	1,637,460	16,374,600
2000	239,998	10	Conversion of loan	1,877,458	18,774,580
2000	250,002	10	Share issue	2,127,460	21,274,600
2000	1,194	10	Share issue, employees	2,128,654	21,286,540
2000	750,000	10	Directed issue	2,878,654	28,786,540
2000	719,424	10	Directed issue	3,598,078	35,980,780
2000	4,660	10	Share issue, employees	3,602,738	36,027,380
2000	122,000	10	Excersice of options	3,724,738	37,247,380
2001	108,500	10	Excersice of options	3,833,238	38,332,380
2001	1,162	10	Share issue, employees	3,834,400	38,344,000
2001	420,000	10	Directed issue, ALD	4,254,400	42,544,000
2002	86,900	10	Excersice of options	4,341,300	43,413,000
2002	60,000	10	Excersice of options	4,401,300	44,013,000

Shareholders

The total number of ScanWafer Shares prior to the capital increases described herein is 4,401,300. The 20 largest shareholders represent 92.6 per cent of the share capital. The following table sets forth the 20 largest shareholders in ScanWafer per 13 May 2002.

SHAREHOLDER	No of shares	% holding
RENEWABLE ENERGY CORPORATION AS	1.468.180	33.4%
SCATEC HOLDING LLC	480.480	10.9%
PRODIAL AS	475.458	10.8%
NSV INVEST AS	378.581	8.6%
ALD VACUUM TECHNOLOGIES AG	300.000	6.8%
AKSJEFONDET GAMBAK	150.000	3.4%
BEAM HOLDING A/S	134.943	3.1%
ALD INTERNATIONAL HOLDING LLC	120.000	2.7%
ORKLA ASA	107.914	2.5%
GOOD ENERGIES LUXEMBOURG S.A.	100.000	2.3%
SCATEC INVEST AS	64,000	1.5%
SND INVEST AS	57,554	1.3%
VITAL FORSIKRING ASA	50,360	1.1%
HAFSLUND INVEST AS	42,350	1.0%
SCATEC VENTURES AS	30,000	0.7%
MELØY NÆRINGSUTVIKLING A/S	28,983	0.7%
RINGVOLD AS	27,060	0.6%
HUKIN, DR DAVID A	22,500	0.5%
ROSENLUND	20,000	0.5%
GRENLAND INDUSTRIUTVIKLING	20,000	0.5%
SUM 20 LARGEST SHAREHOLDERS	**4,078,363**	**92.7%**
TOTAL	**4,401,300**	**100.0%**

Share price development

The below graph sets forth the development of the ScanWafer share since 22 May 2001


260
240
220
200
180
160
140
120
100
80
60
40
20
0
16/05 2001
05/08 2001
24/10 2001
12/01 2002
02/04 2002

5. Risk factors

All equity investments involve elements of risk. Investors should carefully consider the risks and the other information contained in this document and make an independent evaluation before a decision to invest in the ScanWafer shares is made. The risks described below are not comprehensive, and other risks not discussed may adversely affect the Company. If any of the following risks were to materialise, ScanWafer's business, financial condition and results of operations could be materially adversely affected, and your investment may materially deteriorate in value.

Failure to expand the manufacturing capacity

In order to meet anticipated demand for wafers, ScanWafer believes that they must build new facilities and purchase additional manufacturing equipment. If ScanWafer does not expand the manufacturing capacity, they may be unable to increase the production, impacting the ability to reduce unit costs and margins and improve operating results.

Ability to satisfy liquidity requirements and to finance future operations

The business in which the Company operates is capital intensive and demands substantial capital resources. ScanWafer is dependent upon having access to loans and credit lines to an extent where its own cash flow from its operations is insufficient to fund its operations and capital expenditures. Should the Company experience weakening markets and lower cash flow, it may have to make substantial changes including curtailments to its business to finance its continued operations.

Availability of silicon feedstock

Solar-grade silicon feedstock constitutes the principal raw material in ScanWafer's wafer production process. ScanWafer primarily obtain feedstock from poly silicon producers and from semiconductor manufacturers, both directly and indirectly through dealers. The production of a dedicated solar-grade silicon, which is of sufficient purity for solar cells, though insufficient for the semi-conductor industry, is under development by different producers of poly silicon.

Simultaneously, semiconductor manufacturers generate silicon waste that is insufficiently pure for semiconductor applications but well-suited to solar wafer production. Until recently, the growth in the semiconductor industry has been sufficient to supply feedstock to the solar energy industry. However, declining growth in the semiconductor industry consequently reduce the supply of silicon waste. Further, an unsuccessful development of solar-grade silicon by ScanWafer's suppliers, may significantly increase ScanWafer's raw materials cost and cause the Company to delay or reduce production of the wafers. Any increased raw materials cost and resulting production delay or reduction could result in material and adverse decreases in profitability.

Dependence on small number of customers and suppliers

For the last two years, ScanWafer's three largest customers accounted for approximately 85% of product sales. ScanWafer is giving priority to expand its customer base, but at least for the next few years it is expected that a limited number of customers will account for a significant portion of the Company's revenues, Consequently, any one of the following events may cause significant fluctuations or declines in sales revenues and financial position:

- resetting of wafer price pursuant to contracts with significant customers;
- commencement of in-house production of solar wafers by customers;
- reduction, delay or cancellation of orders from one or more significant customers;

- loss of one or more of the significant customers and failure to replace lost sales to new or existing customers.
- failure of any of the significant customers to make timely payment of ScanWafer's invoices.

Furthermore, dependence on certain significant suppliers of production materials and equipment could result in delay or cessation of wafer production. These suppliers include:

- Suppliers of poly silicon. ScanWafer has entered into one- to three-year contracts with these suppliers. One contract is on a fixed price basis, whereas the negotiated price for the other contracts may significantly increase ScanWafer's raw material expenses. It is however no reason to believe that ScanWafer's position will be worse than for its competitors.
- Supplier of crucibles for furnace production. These are single-use items essential to ScanWafer's production process and finding an alternate supplier of crucibles may involve significant expense or delay, if an appropriate and reliable supplier can be found at all.
- Supplier of crystallisation furnaces. ScanWafer's supply and exclusivity agreement with ALD provides ScanWafer with crystallisation furnaces that are significant for the company's competitiveness.

If disagreements arise with these suppliers, if these suppliers experience technical difficulties in manufacturing equipment ScanWafer purchases, or if ALD is unable to repair ScanWafer's existing furnaces, the procurement of these items could be significantly delayed, reduced or terminated and ScanWafer could be forced to slow or cease its operations until alternate suppliers could be found.

Competition

ScanWafer compete with other multicrystalline wafer suppliers. Failure to compete effectively with these wafer manufacturers may result in decreased sales and significant declines in ScanWafer's market share. If competitors establish a market position more prominent than ScanWafer's and ScanWafer fail to attract and retain existing customers, loss of market share should be expected which again would adversely affect the revenues.

The multicrystalline wafer market is at an early and evolving stage of its development. Vertically integrated photovoltaic solar energy system manufacturers could enter the open solar wafer market, resulting in increased competition and significant declines in ScanWafer's market share and the revenues could decline.

Failure to compete with other solar technologies and newly developing solar technologies could render the wafers obsolete.

Protection of intellectual property

Certain elements of the manufacturing processes, involve proprietary know-how, technology, data or other confidential and proprietary information. ScanWafer relies upon trade secret protection, employee and third-party non-disclosure agreements and other intellectual property protection methods to protect proprietary information. Despite these efforts, ScanWafer cannot be certain that:

- others will not independently develop substantially equivalent proprietary information and processes;
- others will not gain access to ScanWafer's trade secrets;
- others will not disclose ScanWafer's processes; and
- ScanWafer can meaningfully protect its trade secrets.

If others were to develop processes similar to ScanWafer's or to receive information that ScanWafer believes to be proprietary, it could negatively impact the Company's ability to compete effectively, which could result in reduced sales revenues.

Risk related to the industry

If the solar power market fails to continue growing, ScanWafer's sales and profitability could be adversely affected. The market for solar powered products has grown steadily in the past. However, there can be no assurance that the solar power market, and consequently the solar wafer market, will continue to grow. Many factors will influence the widespread adoption of solar energy technology and demand for solar powered products, including:

- the cost-effectiveness of solar energy technologies as compared with conventional and non-solar alternative energy technologies;
- the performance and reliability of solar powered products as compared with conventional and non-solar alternative energy products;
- the success of alternative electricity technologies such as fuel cells, wind power and microturbines;
- fluctuations in economic and market conditions that impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels and interest rate fluctuations;
- continued deregulation of the broader energy industry; and
- availability of government grants and incentives.

ScanWafer's strategy of significantly increasing manufacturing capacity is based in part on the assumption of continuing market growth. However, in the event that the market for solar power does not experience continuing growth, ScanWafer's business could be harmed and revenues could decline.

Dependency on key personnel

If ScanWafer lose the services of key personnel or fail to maintain and recruit skilled workers and highly educated engineers on which the company depends, particularly when expanding operations, production, research and development could be significantly hindered. Because the key personnel possess specialised scientific and technical knowledge integral to operations, it may be difficult to replace any of them quickly. The loss of the services of any key personnel or the inability to hire new personnel with the requisite skills could affect the ability to manage the business effectively and result in a slow-down of production and research and development activities.

Existing operations have also benefited from high local levels of availability of skilled workers and from the participation of many of the workers in Norsk Hydro's ongoing vocational training program. Competition for personnel is intense, and qualified technical personnel are likely to remain a limited resource for the foreseeable future. Locating candidates with the appropriate qualifications may be costly and difficult and ScanWafer may not be able to hire the necessary personnel to implement its business strategy. ScanWafer may need to provide higher compensation or training to its personnel than currently anticipated, which would increase expenses or reduce profitability.

Failure to manage growth

If ScanWafer fails to manage growth effectively, the Company may lose market share and experience reduced profitability. ScanWafer' has recently experienced rapid revenue growth and expansion of production capacity. ScanWafer anticipate continued growth if demand increases in the markets for its products. To manage this growth successfully, ScanWafer will need to manage increased production requirements, attract, retain and train new employees, maintain and improve operational and administrative systems, and continue to manage multiple relationships with customers and suppliers. ScanWafer may be unable to accomplish any of these requirements, and failure to do so would harm operating results.

The reliability of market data included in this Prospectus is uncertain

Because ScanWafer is a young company and operates in a new industry and rapidly changing market, market data from industry publications are included. The reliability of this data cannot be assured. Market data used throughout this prospectus was obtained from internal company surveys and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that accuracy and completeness of such information is not guaranteed. Although it is believed that market data used in this prospectus is reliable, it has not been independently verified. Similarly, internal company surveys, while believed to be reliable, have not been verified by independent sources.

Volatility of share price

Stock markets occasionally experience extreme price and trading volume fluctuations. ScanWafer's operating performance will significantly affect the market price of its shares. To the extent ScanWafer is unable to compete effectively and gain market share or the other factors described in this section adversely affect ScanWafer, the share price will likely decline. The market price of the shares also may be adversely affected by broad market and industry fluctuations regardless of ScanWafer's operating performance, including general economic and technology trends.

6. Tax Matters

6.1 Norwegian Taxation

The statements herein regarding taxation are based on the laws in force in Norway as of the date of this prospectus and are subject to changes in law occurring after such date, including changes that may be made on a retrospective basis. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. Shareholders are advised to consult their own tax advisors concerning the overall tax consequences of their ownership of shares.

Taxation on dividends

Norwegian shareholders.

Dividends paid to resident shareholders are in principle taxable as ordinary income. Dividend payments from a Norwegian company to a Norwegian shareholder are taxed according to the imputation method, which, as a general rule, results in dividends being treated as non-taxable income.

Non-resident shareholders.

Dividends paid to non-resident shareholders are subject to Norwegian withholding tax of 25% unless a lower tax has been agreed upon in applicable tax treaty. Norway has entered into tax treaties with a number of countries and withholding tax is normally set at 15% under these treaties. A shareholder's home country will normally give the shareholder credit for the Norwegian withholding tax imposed on the dividend. The rate in the tax treaty between the United States and Norway is 15% in all cases.

Shares registered in the name of a nominee will be subject to withholding tax of 25% unless the nominee has obtained approval from the Tax Directorate for the dividend to be subject to a lower withholding tax rate. To obtain such approval, the nominee must make a filing with the tax authority naming all beneficial owners that are subject to lower withholding tax.

Non-resident shareholders that have been taxed at a higher withholding tax rate than that established by an applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

Taxation on capital gains on disposal of shares

Norwegian shareholders.

Capital gains derived from the sale of shares are taxable as ordinary income, while capital losses from such sales are deductible. This rule applies irrespective of how long the shares have been owned by the shareholder and irrespective of how many shares are sold. The current capital gains tax rate is 28%. The capital gain/loss is regarded as the difference between the received consideration and the purchase price.

Special provisions apply to the computation of gains on shares in a Norwegian resident company owned by another Norwegian resident. In order to avoid taxation of both the company's profits and the shareholder's capital gain, a method of adjusting the shareholder's cost price, known as RISK-adjustment, is applied. RISK-adjustment takes into account the tax paid on the company's retained profits during the ownership period. The cost price of the shares is adjusted according to changes in the company's retained earnings during the ownership period. RISK-adjustment occurs only as of January 1, the end of the Norwegian tax year.

The RISK-adjustment may be negative if the dividends paid by the Company exceed its net taxable income after deductible tax payable.

The computation of capital gains is based on a first in, first out principle.

Costs incurred in connection with the acquisition and/or sale of shares may be deducted from the taxable income in the year of realisation.

Non-resident shareholders.
Non-resident shareholders are not normally taxable in Norway on capital gains on the sale of shares.

A tax liability in Norway may nevertheless arise:

if the shares were held in connection with a business carried out in Norway by the shareholder, or

if the shareholder has previously been a resident in Norway for tax purposes and the share is sold within five years of the expiration of the calendar year when residency for tax purposes in Norway ceased.

Net wealth tax

The value of shares is taken into account for net wealth tax purposes in Norway. The marginal tax rate is currently 1.1%

Unlisted shares are as a main rule valued at 65 % of the pro rata share of the company's total net taxable value as of 1 January in the year before the assessment year. The tax authorities determine the total net taxable value.

Non-resident shareholders are normally not subject to wealth taxation in Norway.

6.2 Tax consequences in other jurisdictions

For information about possible tax consequences other than those described herein, shareholders are advised to consult their tax advisors.

7. Other information

Registered address and organisation number

ScanWafer ASA is a public limited liability company incorporated and existing according to the laws of Norway under registration number 971 592 311 with its registered office at 8160 Glomfjord, Norway.

VPS registrar and securities number

The Company's VPS registrar is DnB P.B. 1171 Sentrum, 0107 Oslo and the securities number is ISIN NO 0003108003.

Auditors

Arthur Andersen & Co. was appointed as the Company's auditor from 2001. As a consequence of the business combination between Arthur Andersen & Co. and Ernst & Young effective from 1 May 2002, the Company's auditor is now Ernst & Young AS with address Drammensveien 165, P.O. Box 228 Skøyen, 0213 Oslo.

Transactions with related parties

The Company enters into transactions in the normal course of business on an arm's length basis.

ScanWafer has entered into a conditional exclusive agreement with the shareholder ALD Vacuum Technologies AG to purchase vacuum furnaces over a period of 3 years for a minimum of approximately EUR 8 million.

ScanWafer receives invoices for technical consultancy services from Renewable Energy Corporation AS ("REC"). REC is a shareholder in ScanWafer.

ScanWafer has entered into a sales contract with ScanCell AS for delivery of wafers from 2002. ScanCell is a wholly-owned subsidiary of REC. The wafer supply contract is on commercial terms.

Appendices

Appendix 1 The Company's Articles of Association

ARTICLES OF ASSOCIATION FOR SCANWAFER ASA PER 15 February 2002 (Office translation)

§ 1

The company's name is ScanWafer ASA. The company is a public limited liability company.

§ 2

The company's registered office address is in the municipality of Meløy.

§ 3

The object of the company is to produce and supply multicrystalline silicon wafers for the Norwegian and the international photovoltaic market as well as other related financial operations.

§ 4

The company's share capital is NOK 44,013,000 divided into 4,401,300 shares at a par value of NOK 10 per share.

The company's shares shall be registered in the Norwegian Central Securities Depository (VPS).

§ 5

The company's board of directors shall have minimum five and maximum nine members as decided by the general meeting.

The number of employee representatives in the board will be governed by the current legislation

§ 6

The chairman and one board member may jointly sign on behalf of the company

The company may appoint authorised signatories

§ 7

The annual general meeting shall handle and determine the following issues:

1. Adoption of the annual accounts, hereunder payment of dividends.
2. Other matters which by law or under the articles of association must be considered by the general meeting.

Extraordinary general meetings are to be held when deemed necessary by the board as well as when required in writing by the auditor or by one or more shareholders who jointly represents at least 10 per cent of the share capital, to resolve a specific matter.

The meeting is to be convened in writing to the individual shareholders with at least two weeks notice. Shareholders wishing to participate at the general meeting must notify the company at least four days in advance of the general meeting.

General meetings and extraordinary general meetings shall be held in the municipality of Meløy, Bærum or Oslo as decided by the board of directors.

Appendix 2 The minutes from extraordinary shareholders meeting in Scan Wafer on 22 May 2002

PROTOKOLL – MINUTES
FRA EKSTRAORDINÆR GENERALFORSAMLING I /
FROM AN EXTRAORDINARY SHAREHOLDERS' MEETING IN
SCANWAFER ASA

Den 22. mai 2002 ble det avholdt ekstraordinær generalforsamling i ScanWafer ASA i Veritasveien 14, 1323 Høvik, Norge. Generalforsamlingen ble satt klokken 09.00 og avsluttet klokken 09.30.	On 22 May 2002 an extraordinary shareholders' meeting in ScanWafer ASA was held in Veritasveien 14, 1323 Høvik, Norway. The shareholders' meeting started at 09.00 hrs and was closed at 0930 hrs.
Til behandling forelå følgende:	The following issues were discussed and resolved:
1. Åpning av generalforsamlingen og nedtegning av møtende aksjonærer	**1. Opening of the shareholders' meeting and recording of meeting shareholders**
Den ekstraordinære generalforsamlingen ble åpnet av styrets leder Ivar Sigurd Eide. Det ble foretatt opptegning av møtende aksjonærer som angitt i vedlegg til denne protokoll.	The extraordinary shareholders' meeting was opened by the chairman of the board, Ivar Sigurd Eide. Attending shareholders were minuted as appended to these minutes.
2. Valg av møteleder for generalforsamlingen samt representant til å medundertegne protokollen	**2. Appointment of a chairman of the shareholders' meeting and of a person to co-sign the minutes from the shareholders' meeting**
Ivar Sigurd Eide ble utpekt som leder av den ekstraordinære generalforsamlingen.	Ivar Sigurd Eide was appointed chairman of the extraordinary shareholders' meeting.
Syver Brattested ble oppnevnt til å medundertegne protokollen fra generalforsamlingen sammen med møtelederen.	Syver Brattested was appointed to co-sign the minutes from the shareholders' meeting together with the chairman.
3. Godkjennelse av innkallingen til og dagsorden for generalforsamlingen	**3. Approval of the calling and the agenda of the shareholders' meeting**
Innkallingen til og agendaen for den ekstraordinære generalforsamlingen ble godkjent.	The calling and the agenda for the extraordinary shareholders' meeting were approved.
4. Aksjekapitalforhøyelse ved fortrinnsrettsemisjon; rettet emisjon mot fulltegningsgarantister for fortrinnsrettsemisjonen	**4. Share capital increase by way of rights share offering; directed share issue towards underwriters in the rights share offering**
4.1 Fortrinnsrettsemisjon	4.1Rights share offering
Styret har foreslått at den ekstraordinære generalforsamlingen beslutter å gjennomføre en forhøyelse av selskapets aksjekapital med inntil NOK 2.445.170 ved nytegning av inntil 244.517 nye aksjer. Bakgrunnen for styrets forslag er den forestående etableringen av et nytt produksjonsanlegg på Hærøya i Norge, hvor det som en del av finansieringen av utbyggingen vil være behov for å styrke selskapets egenkapital med omkring NOK 42.000.000.	The Board has proposed that the extraordinary shareholders' meeting resolves to carry out an increase of the company's share capital by up to NOK 2,445,170 through subscription of up to 244,517 new shares. The reason for the board's proposal is the upcoming development of a new plant at Hærøya in Norway, and where it will be necessary to strengthen the company's equity by around NOK 42,000,000 as part of the financing of the development.
I samsvar med styrets forslag ble det votert over følgende beslutning:	In accordance with the Board's proposal, the shareholders' meeting voted on the following resolution:
a) Aksjekapitalen forhøyes med fra NOK 10 til NOK 2.445.170 ved nytegning av fra 1 til 244.517 aksjer, hver pålydende NOK 10. Styret fastsetter det endelige beløp aksjekapitalen skal forhøyes med og det endelig antall aksjer som utstedes basert på innkomne tegninger.	*a) The share capital is increased with from NOK 10 to NOK 2,445,170 through subscription of from 1 to 244,517 shares, each with a par value of NOK 10. The board sets the final amount with which the share capital shall be increased and the final number of shares issued based on subscriptions received.*
b) Aksjene tegnes med fortrinnsrett for aksjeeiere per datoen for denne beslutning i samsvar med bestemmelsene i allmennaksjeloven § 10-4. Det utstedes ikke-omsettelige fortrinnsretter. Fortrinnsrettene skal registreres i selskapets fortrinnsrettsregister i VPS i samsvar med bestemmelsene i allmennaksjeloven § 10-6 jf § 4-11.	*b) The shares are subscribed with pre-emptive rights for existing shareholders as per the date of this resolution pursuant to the public limited companies act § 10-4. Non-transferable preferential rights are issued. The preferential rights shall be registered in the company's preferential rights register in the VPS in accordance with § 10-6 cf § 4-11 of the public companies act.*
c) I den utstrekning fortrinnsretten ikke blir benyttet fullt ut, har de aksjeeiere som har benyttet sin fortrinnsrett og om vil overta en større andel av aksjene (overtegning), rett til å tegne den del av aksjekapitalforhøyelsen som ikke er tildelt basert på benyttede fortrinnsretter. Disse aksjene skal i så fall så langt mulig fordeles mellom aksjeeierne i forhold til det antall tegningsretter hver av dem har benyttet.	*c) To the extent the preferential rights are not utilized in full, shareholders having utilized their preferential right and who request to subscribe for a larger portion of the shares (over-subscription) shall be entitled to subscribe the portion of the share issue not being allocated based on utilized subscription rights. In such case, these shares shall, to the extent possible, be allocated between the shareholders in proportion to the number of subscription rights each of them have utilized.*
d) Tegningskurs per aksje er NOK 175, og skal innbetales kontant.	*d) The subscription price per share is NOK 175, payable in cash.*
e) Aksjene tegnes på et særskilt tegningsdokument. Tegningsperioden er fra og med 29. mai 2002 til og med 11. juni 2002 klokken 16.00.	*e) The shares shall be subscribed for on a separate subscription form. The subscription period is from 29 May 2002 to 11 June 2002 at 16:00 hrs (both dates inclusive).*
f) Frist for betaling av tildelte aksjer er tre virkedager etter utløpet av tegningsperioden. Betaling skal skje til særskilt emisjonskonto.	*f) Payment for allocated shares shall be made no later than three business days after the end of the subscription period. Payment shall be made to a separate subscription account.*
g) De nye aksjene gir rett til utbytte fra og med regnskapsåret 2002. For øvrig gir aksjene rettigheter i selskapet fra registrering av kapitalforhøyelsen i Foretaksregisteret.	*g) The new shares shall be entitled to dividend from and including the financial year 2002, and shall otherwise give rights in the company from the time the share capital increase is registered with the Norwegian Register of Business Enterprises (Foretaksregisteret).*
h) Selskapets vedtekter endres i samsvar med resultatet av gjennomføring av emisjonen.	*h) The company's articles of association are amended in line with the outcome of the share issue.*
Det ble avgitt 2.581.685 stemmer for og 0 stemmer mot vedtaket. Vedtaket ble således fattet.	2,581,685 votes were given for and 0 votes were given against the resolution. Hence, the resolution was passed.

<u>4.2 Rettet emisjon mot fulltegningsgarantister for fortrinnsrettsemisjonen</u>	<u>4.2 Directed share issue towards underwriters in the rights share offering</u>
Det ble redegjort for de avtaler selskapet har inngått med et garantisyndikat som vil garantere for fulltegning av fortrinnsrettsemisjonen, og for sammensetningen av syndikatet.	The agreements that the company has entered into with an underwriting-syndicate that will guarantee for full subscription of the rights issue were presented, together with a description of the composition of the syndicate.
I henhold til avtalene skal fulltegningsgarantiene motta en garantiprovisjon på 1 % av det beløp den enkelte har garantert, til sammen NOK 427.904,75. Provisjonen skal betales som følger:	Pursuant to the agreements, the underwriters shall receive an underwriting fee of 1 % of the amount each has guaranteed, for a total of NOK 427,904.75. The fee shall be paid as follows:
(i) Den enkelte garantist tegner et antall aksjer tilsvarende 1 % av det beløp han har garantert delt på tegningskursen i fortrinnsrettsemisjonen (NOK 175). Aksjene tegnes til pålydende.	(i) Each underwriter subscribes for a number of shares equalling 1 % of the amount he has guaranteed for divided by the subscription price in the rights offering (NOK 175). The shares are subscribed at par.
(ii) Den enkelte grantist mottar et kontantvederlag tilsvarende det antall aksjer han tildeles etter (i) multiplisert med NOK 10.	(ii) Each underwriter receives a cash-fee equalling the number of shares he is allocated pursuant to (i) multiplied by NOK 10.
I samsvar med styrets forslag ble det votert over følgende vedtak:	In accordance with the Board's proposal, the shareholders' meeting voted on the following resolution:
a) Aksjekapitalen forhøyes med NOK 24.450 fra NOK 44.013.000 til NOK 44.037.450 ved utstedelse av 2.445 nye aksjer, hver pålydende NOK 10. Aksjene tegnes til pålydende.	*a) The share capital is increased with NOK 24,450, from NOK 44,013,000 to NOK 44,037,450 through subscription of 2,445 new shares, each with a par value of NOK 10. The shares are subscribed at par.*
b) Aksjene tegnes i denne protokoll av personer som angitt i Vedlegg 1, og hvor den enkelte tegner et antall aksjer som der angitt. Eksisterende aksjeeieres fortrinnsrett til tegning fravikes.	*b) The shares are subscribed in these minutes by persons as set out in Appendix 1, and where each subscribes for a number of shares as indicated there. Existing shareholders' pre-emptive rights to subscribe are derogated from.*
c) Frist for betaling av tildelte aksjer er tre virkedager etter at selskapet sender ut betalingsanmodning. Betalingsanmodning sendes ved utløpet av tegningsperioden i fortrinnsrettsemisjonen Betaling skal skje til særskilt emisjonskonto.	*c) Payment for allocated shares shall be made no later than three business days after the company has sent notice of payment. Notice of payment shall be sent upon expiry of the subscription period in the rights share offering. Payment shall be made to a separate subscription account.*
d) De nye aksjene gir rett til utbytte fra og med regnskapsåret 2002. For øvrig gir aksjene rettigheter i selskapet fra registrering av kapitalforhøyelsen i Foretaksregisteret.	*d) The new shares shall be entitled to dividend from and including the financial year 2002, and shall otherwise give rights in the company from the time the share capital increase is registered with the Norwegian Register of Business Enterprises (Foretaksregisteret).*
e) Vedtektene § 4 skal lyde:	*e) The company's articles of association are amended as follows:*
"Selskapets aksjekapital er NOK 44.037.450 fordelt på 4.403.745 aksjer av NOK 10."	*"The company's share capital is NOK 44,037,450 divided into 4,403,745 shares of NOK 10 each."*
Det ble avgitt 2.581.685 stemmer for og 0 stemmer mot vedtaket. Vedtaket ble således fattet.	2,581,685 votes were given for and 0 votes were given against the resolution. Hence, the resolution was passed.
6. Tildeling av fullmakt til styret til å forhøye selskapets aksjekapital med inntil NOK 10.000.000; utstedelse av frittstående tegningsretter	**6. Authorisation to the board to increase the company's share capital by up to NOK 10,000,000; issuance of independent subscription rights**
<u>6.1 Tildeling av fullmakt til styret til å forhøye selskapets aksjekapital med inntil NOK 10.000.000.</u>	<u>6.1 Authorisation to the board to increase the company's share capital by up to NOK 10,000,000</u>
Styret har foreslått at den ekstraordinære generalforsamlingen gir styret fullmakt til å forhøye selskapets aksjekapital med inntil NOK 10.000.000 ved nytegning av aksjer. Bakgrunnen for styrets forslag er at de låneavtalene selskapet har inngått med Den norske Bank i forbindelse med etableringen av det nye produksjonsanlegget på Hærøya i Norge inneholder vilkår som medfører at selskapet umiddelbart må skaffe inntil NOK 50.000.000 i ny egenkapital *dersom* egenkapitalen og/eller EBITDA for selskapet faller under visse terskelverdier.	The board has proposed that the extraordinary shareholders' meeting authorises the board to increase the company's share capital by up to NOK 10,000,000 through subscription for new shares. The reason for the proposal is that the loan agreements the company has entered into with Den norske Bank in connection with the development of the new production plant at Hærøya in Norway contains conditions implying that the company immediately must procure up to NOK 50,000,000 in new equity *if* the company's equity and/or EBITDA falls below certain thresholds.
Det ble redegjort for de avtaler selskapet har inngått med et garantisyndikat som har garantert for fulltegning av en eventuell emisjon utløst av ovennevnte, og for sammensetningen av syndikatet.	The agreements that the company has entered into with a guarantee syndicate for full subscription of a possible share issue triggered by the above were presented, together with a description of the composition of the syndicate.
Det ble votert over følgende vedtak:	The shareholders' meeting voted on the following resolution:
a) Styret gis fullmakt til å forhøye selskapets aksjekapital med inntil NOK 10.000.000 ved nytegning av aksjer.	*a) The board is authorised to increase the company's share capital by up to NOK 10,000,000 through subscription of new shares.*
b) Fullmakten løper i to år regnet fra datoen for denne beslutning.	*b) The authorisation is effective for two years from the date of this resolution.*
c) Eksisterende aksjeeieres fortrinnsrett etter allmennaksjeloven § 10-4 kan fravikes.	*c) Existing shareholders' pre-emptive rights to subscribe pursuant to § 10-4 of the public companies act can be derogated from.*
d) Fullmakten kan bare benyttes dersom vilkår i selskapets låneavtaler med Den norske Bank utløser plikt for selskapet til å skaffe ny egenkapital.	*d) The authorisation may only be used if conditions in the company's loan agreements with Den norske Bank trigger an obligation for the company to procure new equity.*
Det ble avgitt 2.581.685 stemmer for og 0 stemmer mot vedtaket. Vedtaket er således fattet.	2,581,685 votes were given for and 0 votes were given against the resolution. Hence, the resolution was passed.
<u>6.2 Utstedelse av frittstående tegningsretter</u>	<u>6.2 Issuance of independent subscription rights</u>
Som provisjon for den garantien som er beskrevet ovenfor i pkt. 6.1, har selskapet avtalt at den enkelte garantist skal motta 0.0073 frittstående tegningsretter for hver aksje garantisten har garantert for. Én tegningsrett gir rett til å kreve utstedt én ny aksje i	As consideration for the guarantee described above in item 6.1, the company has agreed that each of the guarantors shall receive 0.0073 independent subscription rights for each share the guarantor has guaranteed for. One subscription right gives right to

selskapet til kurs NOK 175.	require that one new share in the company is issued at a subscription price of NOK 175.
I samsvar med styrets forslag ble det votert over følgende vedtak:	In accordance with the Board's proposal, the shareholders' meeting voted on the following resolution:
Det utstedes 7.300 frittstående tegningsretter i selskapet i samsvar med allmennaksjeloven kapittel 11 III på følgende vilkår:	*7,300 independent subscription rights in the company issued pursuant to the Public Limited Companies Act chapter 11 III on the following terms:*
(i) Tegningsrettene tegnes uten ytterligere vederlag av de i Vedlegg 2 angitte personer, og hvor den enkelte tegner et antall tegningsretter som der angitt. Eksisterende aksjonærers fortrinnsrett til å tegne fravikes.	*(i) The subscription rights are subscribed without consideration by persons as set out in Appendix 2 hereto, and where each person subscribes for a number of subscription rights as specified. Existing shareholders' pre-emptive rights to subscribe are derogated from.*
(ii) En tegningsrett gir rett til å kreve utstedt en ny aksje i selskapet.	*(ii) One subscription right gives right to demand one new share to be issued.*
(iii) Tegningsrettene tegnes i denne protokoll.	*(iii) The subscription rights are subscribed in these minutes.*
(iv) Tegningsrettene er fritt omsettelige fra det tidspunkt de er registrert på tegnerens VPS-konto.	*(iv) The subscription rights are freely transferable from the time they are registered on the subscriber's VPS-account.*
(v) Retten til å kreve utstedt aksjer kan utøves fra det tidspunkt tegningsrettene er registrert på tegnerens VPS-konto og i en periode på to år. Tegningsretter som ikke er benyttet i samsvar med det foregående bortfaller.	*(v) The right to require that shares are to be issued can be exercised from the time the subscription rights are registered on the subscribers VPS-account and for a period of two years. Subscription rights not exercised in accordance with the preceding lapses.*
(vi) Aksjer tegnet ved anvendelse av tegningsretter skal tegnes til kurs NOK 175.	*(vi) Shares subscribed by exercising subscription rights shall be subscribed at NOK 175 per share.*
(vii) Tegningsrettene gir ikke rettigheter ved beslutninger som nevnt i allmennaksjeloven § 11-12 andre ledd nr. 9.	*(vii) The subscription rights do not give rights in connection with resolutions as mentioned in the Public Limited Companies Act § 11-12 second sub-paragraph No. 9.*
(viii) Aksjer utstedt ved utøvelse av tegningsretter gir rett til utbytte i selskapet fra og med det regnskapsår aksjene utstedes.	*(viii) Shares issued by exercising subscription rights gives right to dividend in the company from and including the financial year the shares are registered in the Register of Business Enterprises (Foretaksregisteret).*
Det ble avgitt 2.581.685 stemmer for og 0 stemmer mot vedtaket. Vedtaket er således fattet.	2,581,685 votes were given for and 0 votes were given against the resolution. Hence, the resolution was passed.
* * *	* * *
Ingen ytterligere saker forelå til behandling, og generalforsamlingen ble hevet.	No further issues were to be discussed and resolved, and the shareholders' meeting was closed.

Høvik, 22. mai / 22 May 2002

Ivar Sigurd Eide
(sign.)

Syver Brattested
(sign.)

000046

TEGNING AV AKSJER

I samsvar med generalforsamlingens beslutning punkt 4.2 ble det foretatt tegning av aksjer som angitt i Vedlegg 1:

Renewable Energy Corporation :

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

Scatec Ventures:

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

Scatec Holding LLC :

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

Prodial AS:

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

NSV Invest AS:

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

SUBSCRIPTION OF SHARE

In accordance with the shareholders' meeting's resolution section 4.2, subscription of shares as set forth in Appendix 1 took place:

Orkla ASA :

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

Hafslund Invest AS:

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

Moring Advokat AS :

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

TEGNING AV FRITTSTÅENDE TEGNINGSRETTER

I samsvar med generalforsamlingens beslutning punkt 6.2 ble det foretatt tegning av frittstående tegningsretter som angitt i Vedlegg 2:

Renewable Energy Corporation :

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

Scatec Ventures:

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

Scatec Holding LLC :

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

Prodial AS:

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

NSV Invest AS:

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

SUBSCRIPTION OF INDEPENDENT SUBSCRIPTION RIGHTS

In accordance with the shareholders' meeting's resolution section 6.2, subscription of independent subscription rights as set forth in Appendix 2 took place:

Hafslund Invest AS:

Christian Begby (sign.)

Orkla Enskilda Securities ASA etter fullmakt

Vedlegg 1 / Appendix 1

Investor	Aksjer tegnet under punkt 4.2 / Shares subscribed under item 4.2	Vederlag / Contribution
Renewable Energy Corp.	876	8 760
Scatec Ventures	51	510
Scatec Holding LLC	503	5 030
Prodial AS	309	3 090
NSV Invest AS	229	2 290
Moring Advokat AS	26	260
Orkla ASA	251	2 510
Hafslund Invest AS	200	2 000
Total	2 445	24 450

Vedlegg 2 / Appendix 2

Investor	Tegningsretter tegnet under punkt 6.2 / Subscription rights subscribed under item 6.2
Renewable Energy Corp.	3460
Scatec Ventures	183
Scatec Holding LLC	1650
Prodial AS	1022
NSV Invest AS	693
Hafslund Invest AS	292
Total	7 300

Appendix 3 Annual report 2001

For ScanWafer, 2001 was a year of strong growth, capacity expansion, development and implementation of new technologies. Operating revenues more than doubled in 2001 compared to 2000. The company is now one of the largest independent producers of high-quality multicrystalline silicon wafers for solar cells worldwide.

The opening of ScanWafer II, the second plant in Glomfjord, in August marked a major step in the history of the company.

The Directors' Report

Following the initial ramp-up period for the new plant in Glomfjord, the production and financial results show an improving trend in the latter part of the year, and by the end of the year the new plant is showing every sign of operating to planned capacity. Production volumes almost tripled, from 4.8 million dm² of wafers in 2000 to 12.5 million dm² in 2001.

The Market
The strong growth in the solar industry continues. According to the independent industry monitor Photon International, the world market for solar power in 2001 was 401 megawatts (MW), an increase of 39 % from 288 MW in 2000. The solar industry expects annual growth rates in the range 20-25% in the forthcoming 3 – 4 years period. In addition, the multicrystalline wafer technology seems to capture even larger market shares, currently at approximately 50 % of total solar industry sales.

According to Photon International, there are presently about 50 solar cell manufacturers in varying technologies and 15 manufacturers of silicon wafers on a global basis. A majority of the wafer manufacturers are "integrated" producers who cover the entire value chain, supplying solar panels to the end-user. There are only five dedicated manufacturers of ingots/wafers. ScanWafer is one of three specialised manufacturers of multicrystalline wafers, selling wafers both to the integrated producers and to solar cell manufacturers. ScanWafer's share of the global multicrystalline wafer production in 2001 was approximately 9%. ScanWafer expect the company's market share to increase to 15-20% in 2002.

Most of ScanWafer's sales are based on long-term contracts with major international companies. ScanWafer currently sells to customers in Europe and Asia, and total demand from both regions presently exceeds our annual production capacity. Solar cell producers in Africa, Asia and North America have also indicated interest to contract capacity, and ScanWafer aims to be able to service these markets following completion of its expansion plans.

Production Facilities
Following the strong market developments, ScanWafer is rapidly expanding capacity to capture the market growth. Expansion has been implemented in the Glomfjord factory and new ground is being broken for an additional factory at Herøya, in the southern part of Norway.

Glomfjord
With the installation of two new furnaces at the start of the year, the nameplate production capacity of ScanWafer I – approximately 8 million dm² – was fully utilised by the Spring of 2001.

The construction and start-up of ScanWafer II was the main challenge in 2001. The plant officially opened on 29 August 2001 at a ceremony presided over by the Minister of Trade and Industry. The combined nameplate production capacity of ScanWafer's plants in Glomfjord makes ScanWafer one of the largest independent multicrystalline wafer manufacturers in the world, with a capacity of 40 million dm² wafers, equivalent to approximately 56 MW at 14% efficiency.

ScanWafer II contains one of the world's most advanced production lines for multicrystalline wafers. Technologically

Production volume per quarter 2000-2001
(million dm²)


6
5
4
3
2
1
0
1.1
1.2
1.3
1.3
1.8
2.1
2.8
5.8
1q 00
2q 00
3q 00
4q 00
1q 01
2q 01
3q 01
4q 01



Ingots are cut into blocks, before sliced to wafers.

Equity 1997-2001
(NOK millon)


250
200
150
100
50
0
37
27
27
176
225
1997
1998
1999
2000
2001

Equity ratio 1997-2000
(per cent)


80
70
60
50
40
30
20
10
0
49
38
33
70
44
1997
1998
1999
2000
2001

advanced crystallisation furnaces, together with increased automation of production, make the factory significantly more efficient than conventionally equipped plants. A large share of the production equipment uses newly developed proprietary technology, some of which ScanWafer holds exclusive rights to. The optimisation and further development of this technology, in close cooperation with partners, is a priority. For example, the company has entered into a long-term, exclusive agreement with ALD Vacuum Technologies AG (ALD), a German supplier of vacuum furnaces. The agreement provides ScanWafer with the sole right to the furnace technology used in ScanWafer II for the next 10 years for purposes of wafer production.

Preliminary production results suggest that these furnaces are superior to other currently available models, both in terms of efficiency and yield. ScanWafer expects that the collaboration with ALD in continued development of the technology will contribute significantly to further enhancement of the company's competitiveness. As part of the agreement, ALD subscribed for new shares in ScanWafer, further consolidating the partnership.

The second half of 2001 was characterised by ramp-up and intense work together with our technology suppliers in fine-tuning the new equipment and production processes at ScanWafer II. The merging of certain production processes in the two factories resulted in some disruption to production also in ScanWafer I. Since these initial challenges were overcome the production yield has increased steadily. Although ScanWafer reported an operating loss in the third quarter, the two factories' operations showed a positive trend in the fourth quarter. Production volumes in December was at an annual rate of 27 million dm². Following further fine-tuning of the production processes and operations, ScanWafer should be able to exploit the full potential of the combined plant and increase profitability.

The capital expenditure for ScanWafer II was 7 % higher than the budgeted amount of NOK 236 million. Most of the cost overrun was due to investments in automation aimed at reduction of operating expenses. The company also made some smaller investments in the facilities' infrastructure to prepare for possible future expansion of production capacity. In 2002, some additional downstream equipment will be installed in order to increase furnace capacity utilisation.

Herøya
After Norsk Hydro (Hydro) decided to close down its magnesium plant at Herøya, Porsgrunn, ScanWafer initiated discussions with Hydro to evaluate the possibility of locating a new wafer plant there. Agreement was reached in November 2001. Under the agreement, Hydro will support ScanWafer with a one-time contribution of NOK 46 million, which will be paid-up in 2002. ScanWafer has obtained a long-term lease for a 60,000m^2 site, where it plans to construct a 5,500m^2 production facility that will employ 85 persons. This plant should be slightly larger than ScanWafer II and, with relatively limited additional work, the full site should be able to accommodate more plants this size.

The presence of readily available skilled workers and industrial infrastructure, in addition to favourable terms for key utilities, all make the Herøya location attractive.

To draw on valuable experience from Glomfjord, the project manager from ScanWafer II has been appointed manager for the Herøya project. The new facility has a scheduled start-up for the summer of 2003. This plant will increase the company's nameplate production capacity by approximately 32 million dm^2, to a total of 72 million dm^2.

Raw materials
The availability of strategic raw materials in 2001 was satisfactory. A large portion of ScanWafer's pure silicon feedstock needs has been secured through contracts running through 2002.

The leading supplier of crucibles for the solar industry had start-up problems in its new factory during the latter part of 2001. Consequently, market demand exceeded crucible supply, impacting ScanWafer II's production ramp-up. However, the situation is presently satisfactory and supplies are sufficient to cover our requirements.

ScanWafer used 7.7 GWh in electric power for production during 2001, more than double the consumption in 2000 of 3 GWh. This increase corresponds to the commencement of production at ScanWafer II. The company has a fixed-price supply contract for electricity.

Results and financing
The financial results have tracked the company's progress in increasing its production. Monthly sales revenues showed a steady positive trend in the first half-year, with average monthly sales of NOK 8.5 million. During the second half of 2001, revenues increased further, reaching NOK 27 million in December. The total sales volume and value almost doubled from 5.3 million dm^2 (NOK 78 million) in 2000 to 12.1 million dm^2 (NOK 160 million) in 2001. All sales in 2001 were to customers in Europe and Asia.



The furnaces in ScanWafer II are delivered by ALD Vacuum Technologies, with world-class technology.

The EBITDA margin for 2001 was -5 %, down from 15% in 2000. Start-up and initial production costs at ScanWafer II have had a temporary negative impact on this margin. The establishment of the corporate centre during 2001 also affected the accounts compared to 2000.

In connection with the change of ScanWafer AS's legal form to a public limited liability company (ASA), applicable regulations required the company to make an additional provision for pensions. Accruals for social security taxes connected to share and option schemes have also been charged to the accounts for the first time.

Depreciation more than doubled in 2001 compared to 2000, due to investments in the new plant, and purchase of the exclusive right to the ALD furnace technology. Depreciation rates were reviewed and the expected lifetime for some of the new equipment is prolonged.

The operating loss in 2001 was NOK 28 million, down from a profit of NOK 4 million in 2000. Net financial items for 2001 were NOK - 4 million, compared to NOK 2 million in 2000. Net interest expense amounted to NOK - 6 million.

Net working capital 1999-2001
(NOK million)


80
70
60
50
40
30
20
10
0
21
9
69
1999
2000
2001

The net interest-bearing debt as of 31 December 2001 was NOK 194 million. The short-term construction loan for the ScanWafer II plant will be converted to a floating-interest term loan in 2002. The term loan may be repaid over 7 years. The average interest rate on the company's long-term loans, mainly in JPY, was 2.7 %, in 2001.



The blocks are sliced in a wire saw to silicon wafers.

Liquid reserves decreased during 2001 after the large reserve held for construction and working capital for the new plant was largely expended. At year-end, the unused amount on the company's credit facility was NOK 12 million.

In order to reduce currency exposure, ScanWafer has loans in foreign currency corresponding to sales revenues. The company also had forward currency contracts in connection with large equipment purchases for ScanWafer II. As of 31 December 2001, however, no open forward contracts remained. Of the long-term debt, as of the end of 2001, NOK 26 million was in JPY, NOK 1 million was in EUR and NOK 6 million was in NOK.

The cash flow from operations and investments for 2001 was NOK -284 million. The convertible building loan of NOK 118 million and equity injection of NOK 35 million accounts for most of the cash flow from financing. The working capital increased from NOK 20 million in 2000 to NOK 81 million, attributable to the build-up for the second plant in Glomfjord. Gearing at year-end 2001 was 86 %.

Return on invested capital was -5 % in 2001. By year-end, book equity was NOK 225 million, which corresponds to an equity ratio of 44 %. Most of the increase in shareholders' equity was related to new share issues during the year. The return on assets in 2001 was -5 %.

The Directors propose that no dividends be paid for 2001. The loss for the year will be covered by transfer from retained earnings and equity funds. Equity funds are NOK 183 million at year-end 2001.

The Directors confirm pursuant to Section 3-3 of the Norwegian Accounting Act that the accounts have been prepared on the basis of a going concern assumption, and that this assumption is in place at the date of approving the accounts.

Organisation
The company is registered in Glomfjord, Norway, in the county of Nordland, where the company's production facilities are located. At year-end 2001, ScanWafer had 116 employees, of which 6 were trainees. In January 2002, 10 temporary employees received permanent employment.

During 2001, a corporate centre was established at Høvik on the outskirts of Oslo. At year-end 2001, the corporate centre was staffed with eight people working in financial, commercial, legal and administrative areas.

During the start-up phase of the new factory in Glomfjord, the manufacturing process was divided into a number of sub-processes with the aim of promoting employee specialisation and competence in discrete stages of wafer production. The management in Glomfjord was also further strengthened during 2001.

Ownership and Board of Directors
At an extraordinary general meeting held on 28 September 2001, the shareholders decided to register the company as a public limited liability company (ASA) in accordance with Norwegian law. ScanWafer was registered as an ASA company on 10 October 2001.

At the same meeting, the Board of Directors was increased by one member, and Arthur Spector of Safeguard International Fund was elected. The employees also elected a new employee representative to the Board, Rune Jacobsen.

Arthur Andersen & Co. was elected as ScanWafer's new auditors at the ordinary general meeting held in June.

In the Directors' Report for 2000, the company stated that the Directors were planning to have the company listed on an European stock exchange during 2001. Due to general market conditions and the ramp-up in Glomfjord, as well as the new project at Herøya, such a listing has been postponed.

Development in share capital 1996-2001
(NOK million)


40
30
20
10
1996
1997
1998
1999
2000
2001

The company has appointed Schroder Salomon Smith Barney and Orkla Enskilda Securities as advisors on its future strategy.

Company share capital increased in the course of 2001 from NOK 37,247,380 to NOK 42,544,000 following a share issue to ALD, our main technology partner, an exercise of share options by key managers and Directors, and the issue of shares offered to all employees in a share incentive programme.

During 2001, the company's major shareholder, Renewable Energy Corp. (REC), reduced its shareholding in ScanWafer from 50.69% to 34.51% mainly due to a de-merger of Safeguard International Fund's shareholding in REC. Safeguard International Fund, through Scatec Holding LLC, simultaneously increased its shareholding in ScanWafer and now holds 10.82% of the shares in ScanWafer. At year-end 2001, ScanWafer had a total of 166 shareholders, of which 15 were non-Norwegian shareholders holding a total of 24.8% of the company's shares.

Shareholder ownership as at 31 December 2001 is presented in Note 15. There have not been any significant changes in ownership since 1 January 2002 through the date of this Report.

During the year, the company's Articles of Association were rewritten in accordance with the decision to register as a public limited company. The Articles were also amended to increase the number of Directors in the board to seven, and to increase the amount of authorised share capital following share issues.

In December it was decided to merge ScanWafer ASA and ScanWafer II AS. ScanWafer II AS was the company for which the new factory in Glomfjord was built. The accounts for 2001 are presented on a merged basis.

As part of the agreements with ALD, ScanWafer acquired ALD's shareholding in ScanWafer GmbH in Germany. ScanWafer GmbH is now a wholly-owned subsidiary of ScanWafer, however it engages in no major operational activities.

External environment
ScanWafer continuously work on assuring the quality of its operations and place great emphasis on the significance of the environment. In June 2001, ScanWafer's operations in Glomfjord received a quality accreditation in accordance with the new ISO-standard NS-EN ISO 9001:2000, which relates to the company's adherence to strict international standards in the areas of management, manufacturing, quality control and customer service. ScanWafer was the first Norwegian company to have attained this new ISO standard.

Emissions from production are regulated by permits granted by the Norwegian Pollution Control Agency. The permits regulate emissions of suspended solids and noise. Emissions from ScanWafer in 2001 were well within the limits stipulated in the permits. The company uses an ongoing system of quarterly control measurement of suspended solids to help make sure it is in compliance.

Health and personnel
In general, the working environment in the company is satisfactory. A work environment committee has been established, where management and employees cooperate to improve safety and working conditions in the company.

Safety and ergonomics are a priority for ScanWafer. Special emphasis is placed on reduction of repetitive operations. Extensive safety-related risk analyses have already been carried out, and work in this area is ongoing.

In 2001, there were 7 minor accidents in Glomfjord, of which 3 resulted in short-term sick leave. The company aims to ensure that there are no accidents in the operations.

Absence on sick leave dropped from 10.3% in 2000 to 7.0% in 2001. Long-term absences accounted for 2.7% in 2001. The company aims to reduce this further.

There was no significant damage to property or equipment in 2001.

Outlook for 2002
Industrial forecasts indicate that the world market for wafers in terms of total mega watts produced should grow by 20-25% each year for the next three to four years.


Kjetil Born

Preparation of blocks in ScanWafer's first plant.

ScanWafer's focus for 2002 will be on further increasing the quality and capacity of the Glomfjord operations and using our experience in commissioning state of the art plants in preparing our new production site at Herøya for a 2003 launch. The excellent conditions for increasing our wafer production there will strengthen our company's position as one of the world's largest producers of high-quality multicrystalline wafers.

Høvik, 24 April 2002

Reidar Langmo, Chairman — Ivar Sigurd Eide — John Ferger — Rune Jacobsen

Viktor Jakobsen — Jahn-Ketil Rosenlund — Arthur Spector — Kjell Sundsli, President & CEO

PROFIT AND LOSS STATEMENT
for the years ended 31 December

(all figures in NOK 1 000)	Note	2001	2000	1999
Sales revenue	22	160 491	78 083	32 132
Sales commission	2	(1 637)	(1 374)	0
Total revenues		158 854	76 709	32 132
Changes in inventories of finished goods and work in progress		9 808	(1 278)	3 420
Raw material and consumables used	2, 5, 17	(111 905)	(38 500)	(27 076)
Salaries and personnel costs	2, 18	(44 360)	(20 487)	(11 655)
Depreciation and amortisation expense	8, 9	(20 009)	(7 354)	(5 264)
Impairment fixed assets		0	(442)	0
Other operating expenses	2, 16	(20 387)	(4 333)	(3 714)
Total Operating Expenses		(186 853)	(72 394)	(44 289)
Profit (Loss) from Operations		(27 999)	4 315	(12 157)
Interest expense - net	19	(5 996)	(1 004)	(2 264)
Financial revenue – net	19	2 343	2 741	2 286
Impairment financial assets	7	(480)	(986)	0
Net financial items		(4 133)	751	22
Profit (Loss) Before Tax		(32 132)	5 066	(12 135)
Taxes	20	8 918	(1 566)	3 381
Net Profit (Loss) After Tax		(23 214)	3 500	(8 754)
Basic earnings per share	21	(5.96)	1.45	(5.35)
Diluted earnings per share	21	(5.96)	1.39	(5.35)

BALANCE SHEET
as of 31 december

(all figures in NOK 1 000)	Note	2001	2000	1999
ASSETS				
Intangible assets				
Intangible assets	9	**40 950**	0	0
Deferred tax asset	20	**19 458**	10 540	12 106
Fixed Assets				
Property, plant and other real estate	8	**59 539**	21 670	6 920
Machinery and production equipment	8	**227 459**	45 802	27 202
Operating equipment, tools and office machines	8	**6 190**	32 939	2 642
Investment in associates	7	**30**	987	200
Other non-current assets	30	**2 218**	1 655	597
Total non-current assets		**355 844**	113 593	49 667
Other current assets	6	**14 119**	9 514	5 209
Outstanding shareholders contributions	15	**0**	4 880	0
Inventories	5	**88 640**	25 712	17 320
Trade receivables – net	4	**43 678**	9 035	7 555
Cash and bank deposits		**6 093**	91 295	41
Total current assets		**152 530**	140 436	30 125
Total assets		**508 374**	254 029	79 792
EQUITY AND LIABILITIES				
Paid-in capital				
Share capital	15	**42 544**	37 247	16 375
Share premium reserve		**182 526**	135 531	10 248
Retained earnings				
Retained earnings		**0**	3 500	0
Total Equity		**225 070**	176 278	26 623
Long-term interest bearing debt to financial institutions	12	**33 215**	39 441	24 231
Other long-term debt	12	**0**	473	6 596
Pension liability	14	**4 629**	2 491	927
Total non-current liabilities		**37 844**	42 405	31 754
Trade and other payables	10	**63 401**	25 993	3 910
Interest bearing debt to financial institutions	2, 11	**167 056**	6 594	15 660
Other short term debt	2	**12 758**	2 759	1 845
Provisions	13	**2 245**	0	0
Total current liabilities		**245 460**	35 346	21 415
Total Equity and Liabilities		**508 374**	254 029	79 792

Høvik, 24 April 2002

Reidar Langmo, Chairman; Ivar Sigurd Eide; John Fenger; Rune Jacobsen

Viktor Jakobsen; Jahn-Ketil Rosenlund; Arthur Spector; Kjell Sundsli, President & CEO

CASH FLOW STATEMENTS
for the years ended 31 December

(all figures in NOK 1 000)	Note	2001	2000	1999
Cash flows from operating activities				
Net profit before taxes		**(32 132)**	5 066	(12 135)
Adjustments for:				
Depreciation		**20 009**	7 354	5 264
Impairment of fixed assets		**480**	1 428	0
Differences in pension expense charged to profits and actual payments		**2 137**	600	929
Cash flow from operations before working capital changes		**(9 506)**	14 448	(5 942)
Working capital changes				
Change in trade and other receivables	4, 6	**(39 248)**	(10 665)	843
Change in inventories		**(62 928)**	(8 392)	3 641
Change in trade/other payables and current liabilities		**56 029**	21 847	1 722
Cash generated from operations		**(55 653)**	17 238	264
Cash flows from investing activities				
Purchase of property, plant and equipment		**(228 573)**	(69 389)	(8 746)
Net cash used in investing activities		**(228 573)**	(69 389)	(8 746)
Cash flows from financing activities				
Proceeds from issuance of share capital		**34 886**	141 275	0
Proceeds from long-term and short-term debt		**41 359**	38 064	7 225
Proceeds from building loan	12	**117 877**	0	0
Proceeds from government grants		**16 600**	0	0
Repayment of debt (short- and long-term)		**(11 698)**	(35 934)	0
Net cash provided by financing activities		**199 024**	143 405	7 225
Net increase in cash and bank deposits		**(85 202)**	91 254	(1 257)
Cash and bank deposits at beginning of year		**91 295**	41	1 298
Cash and bank deposits at end of year		**6 093**	91 295	41

STATEMENT OF CHANGES IN EQUITY
for the years ended 31 December 2001, 2000 and 1999

(all figures in NOK 1 000)	Note	Share Capital	Share premium Reserve	Retained Earnings	Total
Balance at 1 January 1999 as restated		16 375	10 277	8 725	35 377
Net loss for the year			(29)	(8 725)	(8 754)
Balance at 31 December 1999	15	16 375	10 248	0	26 623
Balance at 1 January 2000		16 375	10 248	0	26 623
Issue of share capital		15 960	114 109	0	130 069
Conversion of bonds		4 912	11 174	0	16 086
Net profit for the year				3 500	3 500
Balance at 31 December 2000	15	37 247	135 531	3 500	176 278
Balance at 1 January 2001		37 247	135 531	3 500	176 278
Issue of share capital		4 212	59 003	0	63 215
Stock options exercised		1 085	7 706	0	8 791
Net loss for the year		0	(19 174)	(3 500)	(23 214)
Balance at 31 December 2001	15	42 544	182 526	0	225 070

NOTES TO FINANCIAL STATEMENTS
for the years 2001, 2000 and 1999
(All amounts are in NOK 1 000 unless otherwise indicated)

1. Principal activities

ScanWafer ASA (the Company) is incorporated in Norway. The Company is involved in manufacturing of silicon wafers. These are thin sheets of silicon with semiconductor properties. A wafer is the central component in solar cells, which convert sunlight into electricity. The average number of employees in the company was 94 in 2001, 58 in 2000 and 45 in 1999. The registered office address of the company is Ørnesveien 3, N-8160 Glomfjord, Norway. The administrative headquarters is located at Veritasveien 14, POB 280, 1323 Høvik, Norway.

The financial statements were authorised for issue by the Board of directors subsequent to their meeting held on 24 April 2002 at Høvik.

2. Basis of presentation

a) Accounting standards
These financial statements are prepared in accordance with the Norwegian Accounting Act and Norwegian Generally Accepted Accounting Principles (NGAAP).

b) Differences against International Accounting Standards (IFRS)
There are several major differences between the Norwegian Generally Accepted Accounting Principles (NGAAP) and International Accounting Standards (IFRS). However, the accounting principles applied by ScanWafer, which are described in these financial statements are in accordance with IFRS.

c) Restatement of 2000 and 1999 accounts
The historical financial statements for 2000 and 1999 have been restated in order to reflect the implementation of IFRS and harmonize the accounting principles for the years 2001, 2000 and 1999.

The following changes have been implemented:

- The merger between ScanWafer ASA and ScanWafer II AS is accounted for according to the continuity method and the accounts for ScanWafer II AS are consequently incorporated into ScanWafer ASA.
- The pension obligations of the Company are incorporated in the balance sheet as of 1 January 1999 with corresponding effects accounted for in the profit and loss statement.
- Identified production materials and consumable costs that are directly related to the production are reclassified from other operating expenses to raw materials and consumables used.
- Extraordinary items in the profit and loss statement of 1999 and 2000 that do not satisfy the requirements for accounting as extraordinary have been reclassified to other operating expenses.

d) Changes in accounting principles
IFRS 39, *Financial Instruments: Recognition and Measurement*, has been implemented. The implementation has not required any adjustments in the Company's financial statements in the periods presented.

e) Summary of Significant Accounting Policies
The principal accounting policies adopted in preparing the financial statements of ScanWafer ASA are as follows:

Measurement and reporting currency
Based on the economic substance of the underlying events and circumstances relevant to the company, both the measurement and reporting currency of the company has been determined to be Norwegian Kroner (NOK).

Receivables
Receivables are stated at face value, less provision for doubtful accounts.

Foreign currency translation
Foreign currency denominated monetary items such as cash, bank deposits, receivables, payables and loans are translated at the exchange rate at the balance sheet date.

Inventories
Inventories, including work-in-process, are valued at the lower of cost and net realisable value, after provision for obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost. For processed inventories, cost includes the applicable allocation of share of fixed and variable overhead costs. Unrealisable inventory is fully written off.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period in the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Depreciation is computed on a straight-line basis over the following estimated useful lives: **Buildings: 10-20 years, Machinery and equipment: 5-10 years, and Furniture and vehicles: 3-7 years.**

The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Accounting for operating leases
Leases of assets under which most of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognised as an expense on a straight-line basis over the lease term.

Equity
Convertible bonds
Convertible bonds, which contain both a liability and an equity element are separated into two components on initial issuance based on the present value of the bonds' cash flows and each is accounted for separately.

Equity transaction costs
The transaction costs of an equity transaction, other than in the context of a business combination, are accounted for as a deduction from equity, net of any related income tax benefit. Equity transaction costs are comprised of only those incremental external costs directly attributable to the equity transaction, which would otherwise have been avoided.

Intangible Assets
Intangible assets are measured initially at cost. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise, and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised on a straight line basis over the best estimate of their useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year-end.

Research and Development Costs
Expenditures for research and development are charged against income in the period incurred except for project development costs which comply strictly with the following criteria:

- the product or process is clearly defined and costs are separately identified and measured reliably;
- the technical feasibility of the product is demonstrated;
- the product or process will be sold or used in-house;
- a potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- adequate technical, financial and other resources required for completion of the project are available.

Capitalised development costs are amortised on a straight-line basis over their expected useful lives. The period of amortisation does not normally exceed five years.

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognised in previous years no longer exist.

Provisions
A provision is recognised when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

A restructuring provision includes only the direct expenditures arising from the restructuring that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the enterprise. A constructive obligation to restructure arises when an enterprise has a detailed formal plan for the restructuring identifying the business or part of a business concerned; the principal locations affected; the location, function, and approximate number of employees who will be compensated for terminating their services; the expenditures that will be undertaken; and when the plan will be implemented; and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Revenue Recognition
Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery has taken place and transfer of risks and rewards has been completed.

Defined Benefit Plans
The Company provides defined benefit pension plans. Pension costs and pension liabilities are estimated on the basis of linear earnings and assumptions of discount rate, future wage adjustments, pension and other payments from the national insurance fund, future return on pension funds and actuarial assumptions for deaths, voluntary resignation etc. Pension funds are valued at fair value and deducted from net pension liabilities in the balance sheet.

Share Options
Board of Directors, management, and key personnel of the Company were granted options to subscribe common shares in the Company. Employee compensation expense is measured on the date of the grant and represent the excess of the estimated market price of the shares over the exercise price. Social security taxes are measured at the end of each reporting period based upon the excess of the estimated market price of the shares over the exercise price. The expenses are recognised as salaries and personnel costs on a straight- line basis over the vesting period.

ScanWafer Annual report 2001 15

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalised if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

Government Grants
Grants contributed towards the acquisition of property, plant and equipment are deducted from the cost of those assets. Other government grants are amortised against the related costs that they are intended to compensate.

Income Taxes
The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable profit in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow if the enterprise, at the balance sheet date, should recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to reverse.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Impairment of Assets
Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised for items of property, plant and equipment and intangibles carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or has decreased and the recoverable amount is estimated to exceed the carrying amount. The reversal is recorded in income statement.

Contingencies
Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Post-year-end events that provide additional information about a company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Segments
The company only has one business segment, which is manufacturing of silicon wafers. The Company does not have any secondary segment, but present their revenues by geographical area.

3. Changes in Group's Organisation

Acquisitions

ScanWafer GmbH, Germany
On 11 December 2000, ScanWafer GmbH was founded with an equity capital of EUR 200 000. ScanWafer ASA had an equity interest and share of voting capital of 47,5 %. ScanWafer GmbH had no operations in 2000.

On 1 August 2001, ScanWafer ASA acquired the remaining part of the shares in the company for a fair market value equal to the net book value. Total acquiring cost for ScanWafer ASA, including the EUR 95 000 from 2000, is EUR 200 000.

16 ScanWafer Annual report 2001

ScanWafer GmbH was founded in order to build up a production site in Germany. All expenses related to these activities and other activities in the German subsidiaries have been covered by the parent company ScanWafer ASA. In late December 2001, the parent company decided to close down the majority of activities in the German subsidiaries. As a consequence of the above-mentioned situation, ScanWafer GmbH is not consolidated.

However, all expenses and commitments related to this subsidiary are included in the parent company's financial statements.

ScanWafer II AS

ScanWafer II AS was founded as a 100 % owned subsidiary in 1999. The company had no business operation in 2000 and 1999, except for the activities related to building the new production plant.

On 23 December 2001 ScanWafer II AS merged with the parent company ScanWafer ASA. This merger has been accounted for as uniting of interests in 2001, and ScanWafer ASA's financial statement for the years 2000 and 1999 have been changed respectively.

4. Trade Receivables - Net

	2001	2000	1999
Trade receivable	43 878	9 514	7 655
Provision for doubtful accounts	(200)	(479)	(100)
Trade receivable - net	43 678	9 035	7 555

The provision for doubtful accounts is included under the item "Other operating expenses" in the profit and loss statement. Pledged trade receivables amounts to 10 000 as of 31 December 2001.

5. Inventories

	2001	2000	1999
Finished goods, at cost	9 137	7 627	1 373
Work-in-progress, at cost	9 154	1 269	8 104
Raw materials, at cost	58 872	14 887	6 770
Equipment and consumables, at cost	13 296	4 161	2 871
Write down for obsolescence	(1 819)	(2 232)	(1 798)
Total	88 640	25 712	17 320
Cost of inventories expensed	111 905	38 500	27 076

Pledged inventory amounts to 10 000 as of 31 December 2001.

6. Other Current Assets

	2001	2000	1999
Other receivables	11 227	9 307	4 748
Prepaid expenses	2 892	207	461
Total other current assets	14 119	9 514	5 209

7. Investments in Associates

Entity	Country of Business	Principal Activities	Ownership Interest
Solar Silicon AS	Norway	R&D within Silicon	40 %

Elkem ASA owns the remaining 60 % of the shares in Solar Silicon AS. There is an agreement between the two shareholders, which states that both parties shall cover their part of the expenses in Solar Silicon AS. The company's share of the expenses are provided for in the financial statements. The value of shares in Solar Silicon is impaired by 170 i 2001. Net book value at 31 December 2001 is 30. The Company impaired receivables towards Solar Silicon AS in the amount of 310 and 986 in 2001 and 2000 respectively.

8. Property, Plant and Equipment

	Machinery and equipment	Operating equipment, FFT, tools and office machines	Propery, plant and other real estate	2001 Total	2000 Total
Cost					
1 January	103 790	3 615	22 429	129 834	59 651
Additions	183 553	5 548	39 235	228 336	70 183
31 December at cost	287 343	9 163	61 664	358 170	129 834
Accumulated Depreciation and Impairment Losses					
Balance as previously stated (incl. investment grants)	27 028	1 619	776	29 423	20 833
Depreciation for the year	16 256	1 354	1 349	18 959	7 354
Impairment losses	0	0	0	0	442
Government grants	16 600			16 600	794
31 December	59 884	2 973	2 125	64 982	29 423
Net book value	227 459	6 190	59 539	293 188	100 411

Property, plant and real estate include capitalised borrowing costs incurred in connection with the construction of certain assets amounting to 3 777 in 2001.

Pledged property, plant and equipment amounts to 201 000 as of 31 December 2001.

9. Intangible Assets

	Total 2001
Cost	
1 January	0
Additions	42 000
31 December	42 000
Accumulated Amortisation	
1 January	0
Amortisation for the year	(1 050)
31 December	(1 050)
Net Book Value	40 950

Intangible assets represent long-term exclusive rights for ScanWafer to purchase and use furnace technology from ALD Vacuum Technologies AG. The capitalised value of this agreement are amortised on straight-line basis over 10 years.

There were no intangible assets as of 31 December 2000 and 1999.

10. Trade and Other Payables

	2001	2000	1999
Trade accounts payable	60 096	23 926	3 072
Public duties	3 305	2 067	838
Total	63 401	25 993	3 910

11. Short-term Loans

	2001	2000	1999
Total	167 056	6 594	15 660

Property, plant and equipment amounting to 150 000 as at 31 December 2001, has been pledged as security for short-term loans.

Included in the short-term secured loans is a building loan of 117 877.

12. Long-term Debt

	2001	2000	1999
Currency loan (JPY) at 1.58 - 2.08 % interest rate maturing 2006 - 2014	25 848	33 928	0
Currency loan (EURO) at 5.38 % interest rate maturing in 2004	1 167	3 713	21 831
Loan from SND at 9.5 % interest rate maturing in 2005	6 200	1 800	2 400
Total long-term debt to financial institutions	33 215	39 441	24 231
Loan from Hydrogas Norway	0	123	246
Loan from Scatec	0	150	150
Loan from ScanPowder	0	200	200
Convertible bonds	0	0	6 000
Total long-term debt	0	473	6 596
Total long-term debt	33 215	39 914	30 827

Repayments of long-term debt are scheduled as follows:

	2001
2002	6 434
2003	6 284
2004	9 896
2005	5 721
2006	4 267
Thereafter	613
Total	33 215

Property, plant and equipment amounting to 51 000 as of 31 December 2001, 2000 and 1999, respectively, has been pledged as security for long-term debt. The long-term loans in JPY were in February 2002 converted into USD.

As of 31 December 2000 bonds totalling 6 000 were converted into common shares. As of 31 December 2001 there are no outstanding convertible bonds.

13. Provision

The company has provided for charges for termination of a building lease contract in Germany included in other provisions and has expensed the entire amount as part of other operating expenses.

14. Employee Benefits Obligations

The following table reconciles the funded status of defined benefit plans to the amounts recognised in the balance sheet:

	2001	2000	1999
Present value of funded defined benefit obligations	7 914	4 359	882
Fair value of plan assets	(3 510)	(1 988)	0
Net benefit obligation	4 404	2 371	882
Social security tax	225	120	45
Net liability in the balance sheet	4 629	2 491	927

Pension expense is comprised of the following:

	2001	2000	1999
Current service cost	2 788	2 089	882
Interest expense on obligations	237	124	0
Expected return on plan assets	(220)	(121)	0
Social security tax	143	0	45
Total pension expense	2 948	2 092	927

Principal actuarial assumptions used to determine pension obligations were as follows:

	2001	2000	1999
Discount rate	6 %	6 %	6 %
Expected return on plan assets	7 %	7 %	7 %
Wage and salary increases	6 %	6 %	6 %
Retirement benefit increases	2.5 %	2.5 %	2.5 %
Average employee turnover	1 %	1 %	1 %
Anticipated adjustment of G-level (Basic National Insurance amount)	2.5 %	2.5 %	2.5 %

Pension arrangements relate to 84 active members for the Company.

Share Option Plan

The company has issued share options, without payment, to directors and key employees. The options vest over a period of 1 to 3 years. Each option has a defined expiration date and a period of time during which it may be exercised.

For the year ended 31 December	2001	2000
Options outstanding at 1 January	201 000	0
Issues	40 000	201 000
Exercised	108 500	0
Lapsed	10 000	0
Options outstanding at 31 December	122 500	201 000

The 108 500 options exercised in 2001 realised proceeds of 8 750, at an average price of NOK 80.65.

The company shares are quoted on the Norwegian Stockbrokers' Association's OTC (over- the- counter)- list.

Numbers and exercise price of options outstanding at 31 December 2001:

Exercise price (NOK)	40	60	100	128	144	Total
Vesting date in 2002	30 000	30 000	40 000	11 250	11 250	122 500
Options outstanding at 31 December	30 000	30 000	40 000	11 250	11 250	122 500

A condition for exercise of options by management and key employees is that the person exercising the option is not under notice.
A condition for exercise of options by directors is that the director exercising the option is in office at the time.

Accruals for social security taxes on the calculated tax advantage of the options as of 31 December 2001 are classified as salary expenses with 2 103.

15. Share Capital

	2001	2000	1999
Common shares, at par value NOK 10, as of 31 December	4 254 400	3 724 738	1 637 500
Total outstanding shares	4 254 400	3 724 738	1 637 500

Movements in share capital:	Number of shares			Amount		
	2001	2000	1999	2001	2000	1999
Common shares						
Issued and paid up 1 January	3 724 738	1 637 460	1 637 460	37 247	16 375	16 375
Conversion of bonds	0	490 000	0	0	4 900	0
Share options exercised	108 500	0	0	1 085	0	0
Private placement	420 000	1 591 424	0	4 200	15 914	0
Employee offering	1 162	5 854	0	12	59	0
31 December	4 254 400	3 724 738	1 637 460	42 544	37 247	16 375

The company had a receivable on their shareholders as of 31 December 2000 of 4 880. This amount was paid to the company in 2001, but is included as share capital and share premium reserve as of 31 December 2000.

Dividends
No dividends have been paid for the years ending 31 December 2001, 2000 and 1999.

The largest shareholders at 31 December 2001 were	Interest
Renewable Energy Corporation AS	34.51 %
Prodial AS	11.18 %
Scatec Holding LLC	10.82 %
NSV-Invest AS	8.90 %
ALD Vacuum Technologies	7.05 %
Aksjefondet Gambak	3.53 %
Beam Holding AS	3.21 %
ALD International Holding LLC	2.82 %
Orkla ASA	2.54 %
Good Energies Luxembourg S.A.	2.35 %
Scatec Invest	1.50 %
SND Invest	1.35 %
Vital Forsikring ASA	1.18 %
Other	9.06 %
Total	100.00 %

16. Other operating expenses

	2001	2000	1999
Cost of premises, telephone, office equipment etc.	5 310	1 783	1 111
Termination of building lease Germany	2 245		
Travel and travel allowances	3 276	935	471
Marketing and advertising	865	331	64
Bad debt	279	379	100
Consultancy fees and rent of personnel	4 958	1 064	843
Compensation breach supply contract		(969)	
Other	3 454	810	1 125
Total other operating expenses	20 387	4 333	3 714

The Auditors fees expensed in 2001 were 526, which include 295 in additional services.

17. Raw materials and consumables used

Cost of raw materials and consumables used consist of the following expenses:

	2001	2000	1999
Solar-grade silicon feedstock	49 853	16 395	10 703
Production consumables	44 225	14 976	11 045
Other direct production costs	17 827	7 129	5 328
Total expenses	111 905	38 500	27 076

18. Personnel Expenses and Average Number of Employees

	2001	2000	1999
Wages and salaries	34 605	18 164	11 244
Employer's national insurance contributions	5 652	1 591	652
Wage/salary refund	(1 438)	(2 341)	(2 114)
Pension expenses – Defined benefit plan	2 948	2 092	927
Other social expenses	2 593	981	946
Total salaries and personnel costs	44 360	20 487	11 655

	2001	2000	1999
Average number of employees for the year	94	58	45

The average number of employees increased by 36 in 2001 in comparison with 2000. At year end 2001 the company had a total of 110 employees.

19. Financial Revenue and Expense - Net

	2001	2000	1999
Interest revenue	1 818	1 173	95
Interest expense on borrowings	(7 814)	(2 177)	(2 359)
Total interest expense - net	(5 996)	(1 004)	(2 264)
Foreign currency exchange gains	9 651	7 860	3 354
Foreign currency exchange losses	(7 308)	(5 119)	(1 068)
Total financial revenue - net	2 343	2 741	2 286
Net financial expense	(3 653)	1 737	22

20. Income Taxes

	2001	2000	1999
Profit before tax	(32 132)	5 066	(12 135)
Permanent differences	(16 318)	(4 580)	(1 160)
Temporary differences	(4 951)	1 933	1 390
Use of tax loss carried forward	0	2 419	0
Tax (loss) for the year	(53 401)	0	(11 905)
Tax recoverable at applicable rates	8 997	(1 418)	3 397
Effect of permanent differences	(79)	(148)	(16)
Tax charge	8 918	(1 566)	3 381
Temporary differences related to:			
Current assets/liabilities	(1 048)	(2 711)	(2 325)
Non-current assets/liabilities	(867)	4 155	(2 609)
Tax loss carried forward	(91 488)	(38 359)	(40 809)
Total	(93 403)	(45 256)	(45 743)
Recognised deferred tax asset	(19 458)	(10 540)	(12 106)
Deferred tax asset not recognised	(6 695)	(2 132)	(702)

The permanent differences include non-taxable government grants and equity transaction costs.

21. Earnings Per Share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential ordinary shares from exercise of share options (See Note 15, 28). The number of ordinary shares is the weighted average number of ordinary shares plus the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. Share options are deemed to have been converted into ordinary shares on the date when the options were granted.

For the Year Ended 2001	Profit (loss)	Weighted Average Number of Shares (thousands)	Earnings Per Share NOK
Net profit attributable to shareholders	(23 214)	3 896	(5.96)
Basic Earnings (loss) per Share	(23 214)	3 896	(5.96)
Net profit available to common shareholders	(23 214)	3 896	(5.96
Add: Assumed exercise of share options granted		61	
Diluted Earnings (loss) per Share	(23 214)	3 957	(5.96)

For the Year Ended 2000	Profit (loss)	Weighted Average Number of Shares (thousands)	Earnings Per Share NOK
Net profit attributable to shareholders	3 500	2 413	1.45
Basic Earnings (loss) per Share	3 500	2 413	1.45
Net profit available to Common shareholders	3 500	2 413	1.45
Assumed exercise of Share options granted		113	
Diluted Earnings (loss) per Share	3 500	2 525	1.39

For the Year Ended 1999	Profit (loss)	Weighted Average Number of Shares (thousands)	Earnings Per Share NOK
Net profit attributable to shareholders	(8 754)	1 637	(5.35)
Basic Earnings (loss) per Share	(8 754)	1 637	(5.35)
Diluted Earnings (loss) per Share	(8 754)	1 637	(5.35)

22. Segment Information

ScanWafer ASA has one business segment, sales of silicon wafers, and present revenue in two geographical areas; Japan and the Far East and Europe.

	Japan and the Far East			Europe			Total		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Sales	62 165	42 385	6 332	98 326	35 698	25 800	160 491	78 083	32 132

All other profit and loss items, as well as assets and liabilities are related to ScanWafer's operations in Norway.

23. Receivables and debt in foreign currencies

Interest rate risk

In order to reduce currency exposure, ScanWafer has loans in foreign currency corresponding to sales revenues. ScanWafer also had some forward currency contracts in connection with large equipment purchases. As of 31 December 2001, however, no open forward contracts remained. Of the long-term debt, as of the end of 2001, 25 848 was in JPY, 1 167 was in EUR. See note 12.

All sales from the Company are made in JPY, USD and EUR. Correspondingly, the Company has purchasing commitments in these same currencies, besides having loans in JPY and EUR. ScanWafer is exposed to currency risk in EUR, where surplus cash is formed and used for payment commitments in NOK.

The schedule of long-term debt repayment, distinguishing between variable rate and fixed rate debt, is disclosed in Note 12.

24. Leases

Operating Lease
The company has minor operating lease agreements for cars and some office equipment. Most leases contain renewal options. Lease terms do not contain restrictions on the Company's activities concerning dividends, additional debt or further leasing. Rent expense consisted of the following:

	2001	2000	1999
Basic expense	221	130	66

The company has 5-7 years renting commitments arising from rented premises in Høvik and Kristiansand. Annual commitments for these premises amounts to 678.

25. Commitments

Commitments arising from contracts for expenditures on Silicon feedstock are as follows:

	2001
2002	160 169
2003	16 872
Thereafter	0
Total	177 041

26. Research and development costs

Research and development cost amounted to 1 924 for 2001. It is expected that research and development costs will create future profitability.

27. Contingent liabilities

Various legal actions and claims may be asserted against ScanWafer from litigations and claims incident to the ordinary course of business. These mainly include matters relating to warranties, personal injury and damages to property. Related risks have been analysed as to likelihood of occurrence. Although the outcome of these matters cannot always be ascertained with precision, Management believes that no material liabilities are likely to result.

28. Transactions with related parties, directors and employees

(1) Remuneration for CEO
The President & CEO Kjell Sundsli received 1 100 in salary and 72 in other remuneration in 2001. The President & CEO has a company car and an individual top hat pension. The pension arrangement is subject to employment for four years. On termination or alteration of the employment, the President & CEO will be entitled to severance pay for one year.

(2) Emoluments of the Board of Directors

(a) Directors' total remuneration was 550 and 280 in 2001 and 2000, of which the Chairman received 80 each year. In addition, Director Viktor Erik Jakobsen (owner of Polstjerna AS) received consulting fees of 797 in 2001. The agreement with Polstjerna AS represents a monthly fee of 140. The agreement may be terminated at three months notice, but if notice is given before 1 May 2002 a one-time compensation of 1 400 shall be paid, with deduction of fees received since 1 October.

(b) Number of shares held or controlled by members of the Board of Directors:

	2001
John Fenger	5 000
Rune Jacobsen	37
Scatec Invest AS (Reidar Langmo)	32 000
Polstjerna AS (Viktor Jakobsen)	5 000
Ketil Rosenlund	20 000
Total	62 037

Reidar Langmo owns 50 % of Scatec Invest AS.

(c) Outstanding share options held by members of the Board of Directors and management and their exercise price in NOK as of 31 December 2001:

Exercise price	128	144	Total
NSV Invest AS (Ivar Sigurd Eide)	6 250	6 250	12 500
Polstjerna AS (Viktor Erik Jakobsen)	2 500	2 500	5 000
John Fenger	2 500	2 500	5 000
Total	11 250	11 250	22 500

Exercise price	40	60	100	Total
Kjell Sundsli	30 000	30 000		60 000
Morten Ringvold			30 000	30 000
Øivind Gjerstad			10 000	10 000
Total	30 000	30 000	40 000	100 000

(3) Loans to employees
In certain cases employees may be eligible for loans from the company. The interest rates on such loans are not below the market interest rates. Other significant terms of such loans are substantially the same as terms granted in the market. The were no loans to employees as of 31 December. 2001 and 2000, respectively. No loans were made to any Director.

(4) Transactions with related parties
The Company enters into transactions in the normal course of business on an arm's-length basis.

ScanWafer ASA has entered a conditional exclusive agreement with the shareholder ALD Vacuum Technologies AG to purchase vacuum furnaces over a period of 3 years for a minimum of approximately EUR 8 000. ALD Vacuum Technologies AG is a shareholder in ScanWafer ASA.

ScanWafer ASA has invoiced services to Renewable Energy Corporation AS for the amount of 22 and has paid consulting fees of 128 in 2001. Renewable Energy Corporation AS is a shareholder in ScanWafer ASA.

ScanWafer ASA has invoiced services for the amount of 2 to ScanCell AS in 2001.

29. Subsequent Events

In November 2001, Norsk Hydro ASA decided to close down their magnesium plant at Herøya. At the same time, ScanWafer entered into an agreement with Norsk Hydro ASA in connection with the ScanWafer's new plant at Herøya. In order to obtain the agreement with the Company, Norsk Hydro ASA agreed to pay a one-time contribution of 46 000. The agreement will be accounted for in 2002. For further details see the Director's report.

The President and CEO has given notice that he resigns from his position. He will be leaving by joint agreement with the company. Reidar Langmo replaces him as new President and CEO and stands down as Chairman. Ivar Sigurd Eide takes over as Chairman until the General Meeting where the election of the board of directors takes place.

30. Other non-current assets

Other non-current assets include restricted bank deposits of withheld taxes from employees.

ANDERSEN

Translation from Norwegian

Auditor's Report for 2001

Arthur Andersen & Co.

To the Annual Shareholders' Meeting of
ScanWafer ASA

We have audited the annual financial statements of ScanWafer ASA as of 31 December 2001, showing a loss of NOK 23.214.000. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company as of 31 December 2001, and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) and accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the loss is consistent with the financial statements and comply with law and regulations.

Arthur Andersen & Co.

Jan Egil Haga (sign)
State Authorised Public Accountant (Norway)

Oslo,
24 April 2002

Appendix 4 Report 1st quarter 2002

ScanWafer ASA achieved sales revenues of NOK 87 million in the first quarter, an increase of 250 % from first quarter 2001. Net operating revenues including grants are NOK 134 million. ScanWafer achieved an EBITDA of NOK 61 million, NOK 15 million excluding grants.

ScanWafer produced 6.9 million dm² multicrystalline silicon wafers for solar applications in the first quarter, an increase of 285 % compared to 1.8 million dm² in the same period in 2001.

The final decision on the construction of a new wafer plant with initial capacity of 32 million dm² at Herøya was made. ScanWafer received a one-time grant from Norsk Hydro ASA of NOK 46 million in conjunction with the establishment. A long-term agreement for supply of silicon raw material has been signed.

Report 1st quarter 2002

Sales per quarter 1999-2002 (NOK million)


100
80
60
40
20
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
1999
2000
2001
02

Total market development 1993-2001 (MW)


500
400
300
200
100
1993 1994 1995 1996 1997 1998 1999 2000 2001

Market
The solar energy market is expanding. In 2001 the market for solar cells increased by 38 – 40 % according to surveys published by Photon International and PV News. The Photon International 2002 market survey indicates a 55 % increase in total production output from solar cell manufacturers, from 401 to 640 MW.

ScanWafer is also experiencing the strong demand for multicrystalline silicon wafers. All contract obligations have been fulfilled so far in 2002, and most of the planned production for 2002 is tied up in long-term contracts. Two new, medium long-term sales contracts have been signed in the recent months.

Many of our existing customers and new potential customers have indicated interest in purchasing additional volumes in the next years. With the new wafer capacity at Herøya, ScanWafer will be able to meet additional demand from these customers.

Raw material supply
So far this year, ScanWafer has had sufficient supply of raw materials and crucibles. A new long-term supply contract for delivery of poly silicon feedstock was signed during the first quarter. This contract secures a substantial amount of ScanWafer's total feedstock needs. All feedstock for 2002 is secured by contracts.

Production
The production volume in the first quarter was 6.9 million dm², equivalent to approximately 9.7 MW. This represents an 18 % increase from fourth quarter 2001 and a 285 % increase from the same period in 2001. ScanWafer expects that the operation in Glomfjord will improve further with additional fine-tuning of the production equipment, enabling full capacity utilisation in Glomfjord.

Total nameplate capacity in Glomfjord is assessed to 40 million dm² per year. However, ScanWafer is continuously working with suppliers and customers in order to optimise the production equipment and to improve the quality of the produced wafers. ScanWafer believes that these efforts will show that the equipment has capacity potential exceeding 40 million dm² per year.

Capacity expansion
The construction of ScanWafer's third production facility at Herøya in southern Norway, is in its initial phase after the final decision to build the new plant was made in March. ScanWafer received a grant from Norsk Hydro of NOK 46 million in conjunction with this establishment. The production site is being prepared, and construction of necessary infrastructure and building has started. All major production equipment has been ordered. The planned initial production capacity at Herøya is 32 million dm². The plant is expected to commence its production ramp-up during the spring of 2003.

Financial result
Sales revenues in the first quarter were NOK 87 million. This corresponds to 55 % of the annual sales revenues in 2001, and is a 20 % increase from the fourth quarter 2001. Total revenues including grants, were NOK 134 million. Raw material prices were approximately on level with the last quarter 2001.

PROFIT AND LOSS STATEMENT

(all figures in NOK 1 000)	Q1 2002	Full year 2001	Full year 2000	Full year 1999
Sales revenue	134 675	160 491	78 083	32 132
Sales commission	(775)	(1 637)	(1 374)	-
Total revenues	133 900	158 854	76 709	32 132
Changes in inventories of finished goods and work in progress	3 529	9 808	(1 278)	3 420
Raw material and consumables used	(53 452)	(111 905)	(38 500)	(27 076)
Salaries and personnel costs	(16 617)	(44 360)	(20 487)	(11 655)
Depreciation and amortisation expense	(10 071)	(20 009)	(7 354)	(5 264)
Impairment fixed assets	-	-	(442)	-
Other operating expenses	(6 322)	(20 387)	(4 333)	(3 714)
Total operating expenses	(82 933)	(186 853)	(72 394)	(44 289)
Profit (Loss) from Operations	50 967	(27 999)	4 315	(12 157)
Interest expense- net	(3 784)	(5 996)	(1 004)	(2 264)
Financial revenue – net	561	2 343	2 741	2 286
Impairment financial assets		(480)	(986)	-
Net financial items	(3 223)	(4 133)	751	22
Profit (Loss) Before Tax	47 744	(32 132)	5 066	(12 135)
Taxes	(13 368)	8 918	(1 566)	3 381
Net Profit (Loss)	34 376	(23 214)	3 500	(8 754)
Basic earnings per share	7.81	(5.96)	1.45	(5.35)

BALANCE SHEET

(all figures in NOK 1 000)	31.3 2002	31.12.2001	31.12.2000	31.12.1999
ASSETS				
Intangible assets				
Immaterial assets	39 900	40 950	0	0
Deferred tax asset	6 090	19 458	10 540	12 106
Fixed assets				
Property, plant and other real estate	59 831	59 539	21 670	6 920
Machinery and production equipment	225 946	227 459	45 802	27 202
Operating equipment, FFT, tools, office machines	7 298	6 190	32 939	2 642
Investment in associates	30	30	987	200
Other non-current assets	1 442	2218	1655	597
Total non-current assets	340 537	355 844	113 593	49 667
Other current assets	59 365	14 119	9 514	5 209
Outstanding shareholder's contributions	-	0	4 880	0
Inventories	96 821	88 640	25 712	17 320
Trade receivables – net	43 506	43 678	9 035	7 555
Cash and bank deposits	11 587	6 093	91 295	41
Total current assets	211 279	152 530	140 436	30 125
Total assets	551 816	508 374	254 029	79 792
EQUITY AND LIABILITIES				
Share capital	44 013	42 544	37 247	16 375
Share premium reserve	194 052	182 526	135 531	10 248
Retained earnings	34 376	0	3 500	0
Total Equity	272 441	225 070	176 278	26 623
Long-term interest bearing debt to financial institutions	38 067	33 215	39 441	24 231
Other long term debt	-	0	473	6 596
Pension liability	4 989	4 629	2 491	927
Total non-current liabilities	43 056	37 844	42 405	31 754
Trade and other payables	56 570	63 401	25 993	3 910
Interest bearing debt to financial institutions	164 260	167 056	6 594	15 660
Other short term debt	15 489	15 003	2 759	1 845
Total current liabilities	236 319	245 460	35 346	21 415
Total Equity and Liabilities	551 816	508 374	254 029	79 792

KEY FIGURES

	Q1 2002	2001	2000	1999
Net operating margin	38 %	-17 %	6 %	-38 %
Equity ratio	49 %	44 %	70 %	33 %
Net interest-bearing debt	190 740	194 178	-45 260	39 850
Net gearing	70 %	86 %	-26 %	150 %
Basic earnings per share	7.81	-5.96	1.45	-5.35

Net operating margin for Q1 2002 includes grants

EBITDA for the period were NOK 61 million, NOK 15 million excluding grants. Operating profit was NOK 51 million, NOK 5 million excluding grants. This represents a net operating margin of 38 %, and 4 % before grants.

Net profit after taxes were NOK 34 million, representing basic earnings per share of NOK 7.81 per share. Net financial items were NOK – 3 million, of which interest expenses were NOK – 4 million for the first quarter.

The return on total assets in the first quarter 2002 was 28 %, and 3 % before grants. Net interest-bearing debt as of the end of March was NOK 191 million, and net gearing, defined as net interest bearing debt divided by book value of equity, was 71 %.

Funding and investment capacity
ScanWafer established a new loan facility with Den norske Bank (DnB) in March. DnB offered a total loan facility of NOK 465 million, of which NOK 205 million is replacement of old loans, including a credit facility of NOK 55 million. The additional loan of NOK 260 million is mainly offered for the financing of ScanWafer Herøya plant. The construction loan for ScanWafer II in Glomfjord will at the same time be converted to long-term debt.

In addition to the debt financing, ScanWafer expects to conduct an equity rights issue of NOK 43 million and establish an additional equity guarantee facility of NOK 50 million during the second quarter of 2002. Both the equity rights issue and the equity guarantee are fully underwritten at the date of this report. The final decision on the terms and conditions for the rights issue will be made at an extraordinary general meeting that is expected to be convened in May. With such additional equity issue ScanWafer expects to have fully funded its planned capacity expansions in 2002.

As of the first quarter 2002, the equity ratio was 49 %. During first quarter there have been two new equity issues in connection with share issues and the exercise of share options by key employees. Total equity injection was NOK 13 million, representing a 3.45 % increase in the share capital which is equivalent to the issuance of 146 900 new shares. As of the date of this report the total number of shares outstanding is 4 401 300. ScanWafer has 178 shareholders, with the largest shareholder, Renewable Energy Corporation AS, holding 33.35 % of the shares.

Organisation
The company's President & CEO, Mr. Kjell Sundsli, has resigned from his position as of 1 May. The Board of Directors use this opportunity to thank Mr. Sundsli for his work in ScanWafer ASA. Mr. Reidar Langmo will take on the position as President & CEO. Mr. Langmo has subsequently stepped down as chairman of the Board. Ivar Sigurd Eide has been elected chairman until the election of the Board of Directors at the ordinary general meeting.

Mr. Roar Karlsen has been employed plant manager with the operational responsibility of the new ScanWafer plant at Herøya. Mr. Karlsen's previous engagement was as plant manager of Norsk Hydro's magnesium plant at Herøya. Mr. Viktor E. Jakobsen is employed as chief financial officer. Mr. Jakobsen is currently a Director of the company. He will step down from the Board of Directors at the ordinary general meeting later this year.

Outlook
ScanWafer expects that the second quarter in 2002 will show a continuing progress for the company. We are dedicated to continue our work to enhance and maintain our position as one of the leading manufacturers of multicrystalline silicon wafers to the solar energy industry. Promising market prospects in the industry in general and as indicated from our customers and the ongoing construction of our third production facility supports this ambition.

8th of May 2002,
The Board of Directors

This report contains "forward-looking statements" with respect to ScanWafer's expectations and plans, strategy, management's objectives, future performance, cost, revenues, earnings and other trend information. Forward-looking statements are based on management's current views and assumptions and, by their nature, involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause ScanWafer's actual results, performance or developments to differ materially from those expressed or implied by forward-looking statements in this press release. These factors include, but are not limited to, further delays or difficulties in production, increased costs for, or difficulties in procuring, raw materials or production supplies, failure to expand and to increase capacity as expected, increased competition and the development of alternative and superior technologies by our competitors, failure of the photovoltaic energy market to grow as expected, decreased levels of government support for solar energy technology and programs and changes in government regulation. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

ScanWafer ASA
Veritasveien 14
POB 280
1323 Høvik, Norway
Telephone: +47 67 81 53 70
Telefax: +47 67 81 53 77
email: post@scanwafer.com

ScanWafer ASA
Ørnesveien 3
POB 290
8160 Glomfjord, Norway
Telephone: +47 75 71 90 00
Telefax: +47 75 71 90 13
email: post@scanwafer.com

Organisation number: 971 592 311

www.scanwafer.com

Project management: Communication & Management AS Print: BK Grafiske 05-2002 / 400 N / 200 E

ANDERSEN

Arthur Andersen & Co
Statsautoriserte revisorer

Drammensveien 165
Postboks 228 Skøyen
0213 Oslo

Telefon +47 22 92 80 00
Telefaks +47 22 92 89 00
Org. nr. NO 910 167 707 MVA

Medlemmer av
Den norske Revisorforening

www.andersen.no

TRANSLATION FROM NORWEGIAN

To ScanWafer ASA

We have reviewed the balance sheet of ScanWafer ASA as of 31 March 2002, and the related statement of income for the three-month period then ended. This financial statement is the responsibility of the Company's management.

We conducted our review in accordance with standards established by Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Norway, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in Norway and International Accounting Standards.

ARTHUR ANDERSEN & CO.

Jan Egil Haga (sign)
State Authorised Public Accountant (Norway)

Oslo,
24 April 2002

Appendix 5 Subscription form

SCANWAFER ASA

Rights Offering

SUBSCRIPTION FORM

The subscription period in the Rights Offering is from 29 May 2002 to 11 June 2002 at 16:00 hrs (Oslo time) (both dates inclusive). Accurately completed and signed subscription forms must be received by Orkla Enskilda Securities ASA at Tordenskioldsgt. 8/10, P.B. 1363 Vika, 0113 Oslo no later than 11 June 2002 at 16:00 hrs (Oslo time). The subscription form can alternatively be sent per fax to Orkla Enskilda Securities ASA at fax no. + 47 21 00 89 62. Subscription forms received too late or not accurately completed could be rejected without further notice.

GUIDANCE TO THE SUBSCRIBER

The subscription price is NOK 175,00 per share. Registered holders of shares in ScanWafer ASA as per 22 May 2002 as appearing in the transcript from VPS in the morning three trading days after such date, have a pre-emptive right to subscribe for the Rights Offering New Shares. Eligible shareholders will receive non-transferable subscription rights giving a preferential right for the subscription of Rights Offering New Shares. One Subscription Right will be issued for each 18 Shares held as per the Record Date. One Subscription Right gives the right to subscribe for one Rights Offering New Share. No fractions of Subscription Rights will be issued. To the extent the number of Shares held by a Shareholder does not result in a whole number of Subscription Rights, the number of Subscription Rights issued to such Shareholder will be rounded down to the nearest whole number. Over subscription is allowed. Subscription Rights are non-transferable and non-tradable. Subscription Rights that are not utilized before the end of the Subscription Period will be worthless. Notification of allotment of Rights Offering New Shares will be distributed on or about 14 June 2002.

PAYMENT FOR ALLOCATED SHARES

Subscribers for Rights Offering New Shares must grant Orkla Enskilda Securities ASA an irrevocable power of attorney to debit a specified account with a Norwegian bank for the amount due to be paid for the number of Rights Offering New Shares allotted. Debiting of the account will take place on or around 17 June 2002. The subscriber is responsible for ensuring that there are sufficient funds on the account on the date the debit is due to take place, and must ensure that sufficient funds are available on the specified account during the period from 14 June 2002 to 20 June 2002 (both dates inclusive). Orkla Enskilda Securities ASA reserves the right to do repeated debits of the account if there are insufficient funds on the account on the debiting date. If debiting cannot be made on the due-date, ScanWafer ASA reserves the right to transfer the subscription obligation, delete the subscription or let someone pre-pay and sell the allocated shares for the subscribers account and risk to cover the payment obligation. Delayed payment will be charged interest with 12 % per annum. The allocated shares cannot be transferred before they have been paid for and registered on the individual subscriber's account in VPS. Further details regarding the subscription are given in the Prospectus. A copy of the shareholders' resolution regarding the rights offering, the notice of the shareholders' meeting, the company's articles of association and the annual report for 2000 and 2001 are available at ScanWafer ASA's registered office, 8160 Glomfjord, Norway. ScanWaferASA's articles of association, the annual report for 2001 and other subscription material are included in the Prospectus. This subscription form should be read in conjunction with the Prospectus.

SPECIFICATION OF THE SUBSCRIPTION

Subscribers VPS-account	No of subscription rights	Subscription for no of shares (incl. over subscription)	For broker: (serial number)
ISIN no for subscription rights is: NO 001 0145519		Subscription amount per share NOK 175.00	Subscription amount NOK

Authority to debit account (must be filled in):

I/we hereby give Orkla Enskilda Securities ASA irrevocable power of attorney to debit my/our Norwegian bank account for the payment for the allocated shares.

____
(Bank account/11 digits)

Proxy to subscribe for shares in ScanWafer ASA:

I/we are familiar with the content of the Prospectus and hereby subscribe for shares as indicated aboveaccording to the terms and conditions set out in the Prospectus. An irrevocable power of attorney is also given to Orkla Enskilda Securities ASA to debit the specified account for the amount due to be paid for the number of allocated shares. If payment has not been received on the due date, I/we herby give the Company an irrevocable authorisation to transfer the subscription obligation, delete the subscription or let Orkla Enskilda Securities ASA or another person pre-pay and sell the allocated shares for my/our account and risk to cover the payment obligation.

Place and date Must be dated within the subscription period	Tel no. day time	Binding signature *) The person subscribing must be of age

*) When signing by power of attorney, evidence in the form of a company certificate or power of attorney must be enclosed.

INFORMATION ABOUT THE SUBSCRIBER

Subscribers VPS account (12 digits):	
Subscribers first name:	
Subscribers surname/firm etc.:	
Street address etc. (private subscribers: state home)	
Postal code and area:	
Date of birth and national ID number (11 digits)	
Dividend to be credited to bank account no. (11 digits)	
Tax county:	
Nationality:	
Fund manager:	

ScanWafer ASA
Veritasveien 14
P.O. Box 280
N-1323 Høvik

Tel. +47 67 81 53 70
Fax. +47 67 81 53 77

Orkla Enskilda Securities ASA
Tordenskioldsgt. 8/10
P.O. Box 1363 Vika
N-0113 Oslo

Tel. +47 21 00 85 00
Fax. +47 21 00 89 62

Produksjon: SEKKELSTEN & SØNN AS